The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor does it seek offers to buy these securities in any jurisdiction where such offer or sale are not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2004

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-112034

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated August 3, 2004)

1,750,000 Shares

Common Stock

We are offering 1,750,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol “LINK”. On September 2, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $8.60 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-4.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Interlink Electronics, Inc.	$	$

We have granted the underwriters the right to purchase up to an additional 262,500 shares of our common stock to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this preliminary prospectus supplement is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.	Wells Fargo Securities, LLC

The date of this prospectus supplement is                     , 2004

ABOUT THIS PRELIMINARY PROSPECTUS SUPPLEMENT

This preliminary prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 that we have filed with the Securities and Exchange Commission. This preliminary prospectus supplement describes the specific details of this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock. The accompanying prospectus provides general information about us, some of which relates to other kinds of offerings that we may undertake and therefore does not apply to this offering. If information in this preliminary prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this preliminary prospectus supplement. You should read both this preliminary prospectus supplement and the accompanying prospectus together with the additional information about us described in the accompanying prospectus in the section entitled “Where You Can Find More Information.”

You should rely only on the information contained in this preliminary prospectus supplement, the accompanying prospectus or the documents incorporated or deemed incorporated by reference herein or therein. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this preliminary prospectus supplement, the prospectus or the documents incorporated or deemed incorporated by reference herein or therein. We are not, and the underwriters are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The information contained in this preliminary prospectus supplement, the accompanying prospectus and the documents incorporated or deemed incorporated by reference herein or therein is complete and accurate as of the date of this preliminary prospectus supplement, but may have changed since that date.

PRELIMINARY PROSPECTUS SUPPLEMENT SUMMARY

The items in the following summary are described in more detail in this preliminary prospectus supplement, in the prospectus or in the documents incorporated or deemed incorporated by reference herein or therein. This summary provides an overview of selected information and does not contain all of the information that you should consider. Therefore, you should also read the more detailed information in this preliminary prospectus supplement, the prospectus and the documents incorporated by reference herein or therein. All references to “we,” “us,” “our,” and similar terms refer to Interlink Electronics, Inc. and its subsidiaries. Except as otherwise indicated, the information in this preliminary prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

The Company

We are a worldwide leader in the design and manufacture of intuitive interface technologies and products. Our products include interactive remote input devices, pen input pads, and integrated cursor control devices. Our remote input devices enable a user to control and communicate with electronic products, such as computers, video game systems, digital projection systems and digital televisions by providing an intuitive device on which the user can remotely input a variety of commands. Our pen input pads capture, digitally bind and biometrically authenticate handwritten signatures to electronic documents, including forms or other legally executed documents. Our cursor control solutions enable precise 360° cursor navigation for consumer handheld devices including cell phones, handheld audio players, PDA’s, wireless e-mail devices and digital cameras. Our products benefit from a diverse technology portfolio based on trade secrets, patented inventions and proprietary software.

Our products address four markets which we refer to as business communications, e-transactions, home entertainment and specialty components. We serve a global customer base from our corporate headquarters in Camarillo, California where we manufacture all of our “force sensing resistors” or FSRs that we incorporate into our products. These sensors are scalable across a wide range of sizes from a fraction of an inch in diameter to several feet across. Combining our FSR technology with our proprietary wireless data transmission technology enables us to offer a wide range of intuitive devices on which the user can remotely input a variety of commands. Customers who buy our products through our OEM channel include Dell, Hewlett-Packard, IBM, InFocus, Microsoft, NEC, Panasonic, Sanyo, Sharp, Sony and Toshiba and financial service companies such as Charles Schwab, Ford Credit Corporation, Prudential, State Farm and Wells Fargo. We have sales offices in Tokyo and Taiwan, a production logistics center in Hong Kong and a product engineering center in China.

Our Competitive Strengths

We believe that our industry leadership is based on the following competitive strengths:

•	Proprietary and Patented Intuitive Interface Technologies: Our strong technology portfolio, including our proprietary and patented technologies and trade secrets, has enabled us to position ourselves as the solution of choice for demanding applications in our markets.

•	Technology Leadership for Intuitive Interface Designs: Our suite of proprietary interface technologies and design patents enables users to address complex requirements in an efficient and cost-effective manner. We have developed a wide range of technologies including software, wireless protocols and advanced packaging that enable us to deliver additional value to our customers.

•	Strong Strategic Relationships with Industry Leading OEMs: We have established a strong customer base with leading OEMs and work with a wide range of partners including customers, suppliers, software and hardware developers and integrators that enable us to offer a wide range of applications.

•	Proven Supplier to First-Tier Global Companies: We have several years experience as a supplier of electronic products and solutions to many of the world’s most knowledgeable and demanding OEMs.

Our Strategy

Our objective is to identify business and consumer markets in which our competitive strengths enable us to be the leading provider of advanced intuitive interface devices and to establish and maintain a leadership position in those markets. We intend to execute this strategy by:

•	Leveraging our recent customer successes to accelerate our momentum in the e-transactions and home entertainment markets;

•	Maintaining our leadership position in the business communications market by offering effective presentation tools and technology solutions;

•	Aggressively pursuing opportunities in the consumer handheld device market;

•	Identifying fundamental changes in consumer or business practices resulting from technological change and developing technologies and products that facilitate this change;

•	Maintaining and developing new strategic relationships with software developers and others addressing our target markets to deliver turnkey solutions;

•	Leveraging and extending our strong intellectual property position; and

•	Opportunistically acquiring technologies and businesses that deepen our penetration into our target markets.

Corporate Information

We were incorporated in California in February 1985. In July 1996, we reincorporated in Delaware. Our principal executive offices are located at 546 Flynn Road, Camarillo, California 93012, our telephone number is (805) 484-8855 and our website is www.interlinkelectronics.com. Information contained on or accessible through our website does not constitute a part of this prospectus.

The Offering

Common stock offered by Interlink Electronics, Inc.	1,750,000 shares

Common stock to be outstanding after this offering	13,338,050 shares

Use of proceeds	For general corporate purposes and to support our growth, which may include the acquisition of complementary products, technologies or businesses.

Nasdaq National Market symbol	LINK

The number of shares of common stock that will be outstanding after this offering is based on 11,588,050 shares outstanding as of August 31, 2004, and excludes:

•	3,843,471 shares of common stock issuable upon exercise of stock options outstanding as of August 31, 2004, with a weighted average exercise price of $5.95 per share; and

•	231,537 additional shares of common stock reserved for future issuance as of August 31, 2004 under our 1996 Stock Incentive Plan, as amended.

Summary Consolidated Financial Data

(In thousands, except per share data)

(Unaudited)

The following table presents our summary consolidated financial data and should be read in conjunction with our audited financial statements, our unaudited consolidated financial statements, and the accompanying notes incorporated by reference in this preliminary prospectus supplement. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this preliminary prospectus supplement.

The summary consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements incorporated by reference into this preliminary prospectus supplement. The summary balance sheet data at June 30, 2004 and the summary statement of operations data for the six months ended June 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements for the six-month periods then ended, which statements are incorporated by reference into this preliminary prospectus supplement and which, in the opinion of management, contain all adjustments, including normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations at and for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year. The “As Adjusted” data reflected below gives effect to the receipt of the net proceeds by us of the sale of 1,750,000 shares of common stock in this offering at an assumed public offering price of $8.60 per share, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
Consolidated Statement of Operations Data:
Revenues	$25,265	$25,043	$31,042	$14,478	$16,592
Costs of revenues	16,454	17,127	18,362	8,422	10,090
Gross profit	8,811	7,916	12,680	6,056	6,502
Operating expenses	11,796	10,793	11,590	5,800	6,095
Operating income (loss)	(2,985)	(2,877)	1,090	256	407
Other income (expense)	207	(86)	4	183	3
Net income (loss)	$(2,014)	$(4,264)	$1,066	$421	$393
Earnings (loss) per share-basic	$(0.21)	$(0.44)	$0.10	$0.04	$0.03
Earnings (loss) per share-diluted	$(0.21)	$(0.44)	$0.09	$0.04	$0.03

	June 30, 2004
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Cash	$6,410	$19,957
Working capital	21,509	35,056
Total assets	27,127	40,674
Current portion of long-term debt	647	647
Long-term debt (net)	713	713
Total liabilities	4,576	4,576
Stockholders’ equity	22,551	36,098

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this preliminary prospectus supplement and the accompanying prospectus before investing in our common stock. The risks and uncertainties described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these risks occur, our business, financial condition and results of operations would likely suffer. If that happens, the trading price of our common stock could fall and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We are entering new markets and if we fail to accurately predict the growth of these new markets, we may suffer reduced earnings.

Our sales have been concentrated in our business communications and specialty components markets. However, we are devoting significant resources to the development of products and the support of marketing and sales efforts in new markets, such as our e-transactions and consumer handheld device markets. We expect to continue to identify and develop products for new markets. These markets change rapidly and we cannot assure you that they will grow or that we will be able to accurately forecast market demand in time to respond appropriately. Our investment of resources in these markets may either be insufficient to meet actual demand or result in expenses that are excessive in light of actual sales volumes. Failure to predict growth and demand accurately in new markets, may cause us to suffer substantial losses or reduced earnings.

Failure to maintain, develop and expand our OEM relationships could cause demand for our products to decrease.

Sales to OEMs constituted 63% of our total sales in 2003 and 69% for the six months ended June 30, 2004. If we fail to maintain, develop and expand our relationships with significant OEMs, or if those OEMs are not successful in their marketing and sales efforts, demand for our products may decrease. For example, our business communications products that are sold to OEMs consist primarily of remote devices that are packaged with presentation systems. If our OEM customers experience a significant reduction in demand for presentation systems it will significantly decrease demand for our remote devices.

Our ability to generate increased revenues also depends significantly on the extent to which our OEM customers develop, promote and sell products that incorporate our technology and products. If our OEM customers do not successfully develop and market products that incorporate our products, sales of our products to our OEM customers would be adversely affected. The extent to which our OEM customers develop, promote and sell our products is based on a number of factors that are largely beyond our ability to control.

The loss of any significant customer or any cancellation, reduction or delay of a large purchase by a significant customer could reduce our revenue and require us to write down inventory.

In 2003 and for the six months ended June 30, 2004, approximately 64% and 60%, respectively, of our total sales were to our business communication customers and most of these sales were to OEM customers. The loss of any key OEM customers, or a significant reduction in sales to those customers, could significantly reduce our revenue below anticipated levels. Because our expense levels are based on our expectations as to future revenue and are, to a large extent, fixed in the short-term, a substantial reduction or delay in sales of our products to an OEM customer, the loss of any significant OEM or other customer, or unexpected returns from customers, could harm our business. On two occasions, we have taken significant inventory write-downs that resulted from OEM customer orders falling short of our expectations.

Historically, substantially all of our home entertainment sales consisted of sales to Microsoft of components used in its Xbox product. Although we anticipate that new products will account for an increasing portion of our home entertainment revenues, sales to Microsoft will continue to account for a significant portion of our home entertainment revenues for the foreseeable future. The continuation of these sales depends absolutely on sales of the Xbox and Microsoft’s continuing decision to incorporate our components in it and in future generations of the Xbox product. We understand that Microsoft is designing a new generation of Xbox and we cannot assure you that our products will be incorporated into it.

Failure to increase market awareness and acceptance of e-transactions and our e-transaction products may cause our revenues in this market to fall short of our expectations.

The prospects for our e-transactions business depend in part on the acceptance by our target markets of electronic signatures as a replacement for traditional pen and ink signatures. The market for e-transactions is new and emerging and we cannot be certain that it will continue to develop or grow or that businesses will elect to adopt our products rather than continuing to rely on traditional pen and ink signatures. Businesses that have invested substantial resources in traditional infrastructures may be reluctant to adopt an electronic approach to replace their existing systems. Concerns about privacy and fraud, may cause businesses not to adopt e-transactions or our e-transaction products. We expect that we will need to continue to pursue intensive marketing and sales efforts to educate prospective customers about the benefits of e-transactions and our e-transaction products. If market awareness and acceptance of e-transactions does not occur, our revenues and profitability in this market will fall short of our expectations.

Business acquisitions or partnering arrangements may disrupt our business, dilute shareholder value and distract management’s attention.

As part of our business strategy, we plan to consider acquisitions of, or significant investments in, businesses with services, products or technologies that we believe could complement or expand our business. Such acquisitions or investments involve numerous risks, including:

•	unanticipated costs and liabilities;

•	difficulty of integrating the operations, products and personnel of the acquired business;

•	difficulties in managing the financial and strategic position of acquired or developed products and technologies;

•	difficulties in maintaining customer relationships;

•	diversion of management’s attention;

•	inability to maintain uniform standards, controls, policies and procedures;

•	impairment of relationships with acquired employees and customers occurring as a result of integration of the acquired business; and

•	accounting results that are unrelated to the performance of either business.

Acquisitions also frequently result in recording of goodwill and other intangible assets that are subject to potential impairments in the future. In addition, if we finance acquisitions by using convertible debt or stock, our existing stockholders may be diluted which could affect the market price of our stock. If we fail to properly evaluate and execute acquisitions or investments, we may not achieve the anticipated additional benefit to our business, and we may incur costs in excess of what we anticipate.

If we are unable to keep pace with rapid technological change and gain market acceptance of new products, we may not be able to compete effectively.

Technology, both in our markets and in our customers’ markets, is undergoing rapid change. In order to maintain our leadership position in our existing markets and to emerge as a leader in new markets, we will have to maintain a leadership position in the technologies supporting those markets. Doing so will require, among other things, the following:

•	we must accurately predict the evolving needs of our customers and develop, in a timely manner, the technology required to support those needs;

•	we must provide products that are not only technologically sophisticated but are also available at a price within market tolerances and competitive with comparable products;

•	we must establish and effectively defend our ownership of the intellectual property supporting our products; and

•	we must enter into relationships with other companies that have developed complementary technology on which our products also depend.

We cannot assure you that we will be able to achieve any of these objectives.

If we fail to manage our growth successfully, our operations could be adversely impacted and our growth could be impaired.

The ability to operate our business in rapidly evolving markets requires an effective planning and management process. We expect that growth in our business will place a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage any potential future growth effectively will require us to attract, train, motivate and manage new employees, to integrate new employees into our overall operations and to continue to improve our operational, financial and management controls and procedures. If we are unable to implement adequate controls or integrate new employees into our business in an efficient and timely manner, our operations could be adversely affected and our growth could be impaired.

Most of our OEM and major retail customers order from us on a “just in time” basis, which requires us to estimate demand for particular products.

The agreements or understandings that we reach with most of our OEM customers specify various terms such as product design and price, but do not constitute firm purchase orders for a specific number of products or components. Our OEM and major retail customers typically place firm purchase orders on a “just in time” basis and expect products or components to be shipped to them as soon as they can be made. Accordingly, our backlog of firm orders is typically quite small in relation to the volume of our sales. In anticipation of customer demand, we are often required to purchase raw materials and components based on estimates of customer demand derived from non-binding information furnished by the customer. If customer purchase orders differ substantially from our estimates, we may accumulate excess inventory that has to be written off. If we underestimate demand, we may be unable to meet customer needs, which could harm our relationship with the customer.

We rely on third parties for the materials that we use to manufacture our products and a shortage of supply could adversely affect our revenues, operating results and customer relationships.

We rely on third party suppliers for the raw material components of our products. We cannot assure you that our suppliers will be able to maintain an adequate supply of these raw materials to enable us to fulfill all of our customers’ orders on a timely basis. A failure to obtain an adequate supply of the materials for our products could increase our costs of goods sold, cause us to fail to meet delivery commitments and cause our customers to purchase from our competitors, which could adversely affect our operating results and customer relationships.

Disruptions in our manufacturing facilities or arrangements could cause our revenues and operating results to decline.

We manufacture all of our FSR sensors at our Camarillo, California facility. This facility is vulnerable to damage from earthquakes, floods, fires, power loss and similar events. It could also be subject to break-ins, sabotage and intentional acts of vandalism. Our insurance may not cover such events and, if the event is covered, our insurance may not be sufficient to compensate us for any losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problem at our manufacturing facility could result in delayed shipment of products, missed delivery deadlines and harm to our reputation, which may cause our revenues and operating results to decline.

All of our non-FSR product manufacturing is currently done by third parties in China identified and managed through our Hong Kong subsidiary. We rely on our subsidiary to select and contract with contract manufacturers with suitable manufacturing facilities and appropriately trained employees. An interruption in our current manufacturing arrangements could adversely affect our revenues, operating results and customer relationships.

Performance, reliability or quality problems with our products may cause our customers to reduce or cancel orders which would harm our operating results.

We regularly introduce new products with new technologies or manufacturing processes. Our products have in the past contained, and may in the future contain, errors or defects that may be detected at any point in the life of the product. Detection of such errors could result in delays in shipping and sales during the period required to correct such errors. Defects may also result in product returns, loss of sales and cancelled orders, delays in market acceptance, injury to our reputation, injury to customer relationships and increased warranty costs, which could have an adverse effect on our business, operating results and financial condition.

International sales and manufacturing risks could adversely affect our operating results.

Our revenue from international sales accounted for approximately 64%, 59%, 51% and 60% of net sales for 2001, 2002, 2003, and the six months ended June 30, 2004, respectively. We believe that international sales will represent a substantial portion of our sales for the foreseeable future. Our non-FSR manufacturing is currently performed by third-parties in China. Our international operations involve a number of risks, including:

•	import-export license requirements, tariffs, taxes and other trade barriers;

•	difficulty in staffing and managing foreign operations;

•	ability to secure credit and funding;

•	foreign collection problems;

•	reduced protection of intellectual property rights;

•	international unrest;

•	political and economic instability; and

•	transportation risks.

Any of the above factors could adversely affect our operating results.

Our operating results could be adversely affected by fluctuations in the value of foreign currencies.

International sales made through our Japanese subsidiary are generally denominated in yen. A weak yen would materially affect total revenue and could result in a decrease in dollar revenue even though sales remained constant or increased. We also contract for most of our large-volume, non-technical manufacturing in China. Although we contract in U.S. dollars, a weakening of the dollar could cause existing contracts to be uneconomic to the vendor and therefore require a renegotiation. Over the past two years, the valuations of many foreign currencies have fluctuated significantly relative to the U.S. dollar. The Japanese yen, in particular, has fluctuated in value due in part to the economic problems experienced by Asian countries and the recent devaluation of the U.S. dollar. Although we engage in currency hedging transactions in order to protect ourselves from risks of Japanese yen currency fluctuations, we cannot assure you that these activities will protect us from such risks.

Our markets are intensely competitive and many of our potential competitors have resources that we lack.

Our markets are competitive and we expect competition in our newer markets to increase. Our competitors include companies with similar products or technologies, companies that sell complementary products to our target markets and our OEM customers themselves, who could choose to manufacture products that they currently buy from us. Our competitors and potential competitors may have established business relationships that may afford them a competitive advantage or may create technologies that are superior to ours or that set a new industry standard that will define the successful product for that market. If any of our competitors establish a close working relationship with our customers, they may obtain advance knowledge of our customers’ technology choices or may be afforded an opportunity to work in partnership to develop compatible technologies and may therefore achieve a competitive advantage. We may be unable to compete successfully against our current and future competitors.

Our products are often customer-specific, and from time to time we may need to write off excess or obsolete inventory.

A substantial percentage of our intuitive interface devices and components are customer-specific and cannot be easily recycled for sale to other customers. However, we must have sufficient quantities of our products available to satisfy our customers’ demands. If a particular customer fails to order as expected or cancels or substantially delays an order, we may have excess inventory that we may be required to hold for long periods of time or that may eventually become obsolete. In these situations, we may be required to write off or write down inventory, which would have a material adverse effect on our results of operations.

Our ability to operate effectively could be impaired if we were to lose the services of key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success is substantially dependent on the continued availability of our key management and technical personnel, including the employees listed in the management table appearing later in this preliminary prospectus supplement. Several of our key management personnel have been with us throughout most of our history and have substantial experience with our business and technology. If one or more of our key management personnel leaves Interlink and we are unable to find a replacement with the combination of skills and attributes necessary to execute our business plan, it may have an adverse impact on our business. Our success will also depend, in part, on our ability to attract and retain additional qualified professional, technical, production, managerial and marketing personnel, both domestically and internationally.

If our products do not support evolving industry standards, they may not achieve or maintain market acceptance and our revenues may decline.

Our wireless communication products must communicate using whatever communication protocol is chosen by the customer. Supporting a particular communication protocol requires specific technical expertise and we expect that we will be required to establish and maintain such expertise with respect to each commonly used communication protocol. New communication protocols are constantly under development and we may fail to acquire the necessary experience to support a popular new protocol or to respond to changes in an existing protocol. In our e-transactions business, our customers will expect that our products will enable them to comply with applicable requirements relating to electronic signatures, such as the Electronic Signatures in Global Commerce Act and procedures adopted by the National Notary Association. If our products do not support these requirements, sales of our e-transactions products would be adversely affected.

If we are not able to protect our intellectual property or if we infringe on the intellectual property of others, our business and operating results could be adversely affected.

We consider our intellectual property to be a key element of our ability to compete in our chosen markets. We rely on a combination of patents, trade secrets and proprietary software to establish and protect our intellectual property rights. We cannot assure you that patents will be issued from any of our pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology. We also cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted will provide proprietary protection. Litigation may be necessary to enforce our patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, regardless of the final outcome of the litigation.

We are not currently engaged in any patent infringement suits but we have been threatened with one such suit in recent years. Despite our efforts to maintain and safeguard our proprietary rights, we cannot assure you that we will be successful in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. If any of the holders of these patents assert claims that we are infringing them, we could be forced to incur substantial litigation expenses or to pay substantial royalties. In addition, if we were found to infringe, we could be required to pay substantial damages, pay royalties in the future and/or be enjoined from infringing in the future.

We rely on others for aspects of our technology development.

Our in-house research and development expertise is focused on our sensor and communication technologies. We do not have broadly-based expertise in software development, chip design or other critical technological aspects of a complete product. We rely on other companies with whom we may contract or enter into joint development agreements to provide these aspects of our product technologies. We cannot assure you that we will be able to contract or otherwise arrange for these services in the future. We also cannot assure you that a developer with whom we contract for technology will not use or permit others to use similar technology in competition with us.

Risks Relating to an Investment in Our Common Stock

Our stock price has been volatile and you may not be able to resell your shares at or above the offering price.

The market price and trading volume of our common stock has been subject to significant volatility, and this trend may continue. In particular, trading volume historically has been low in recent months. Over the past 12 months, the closing price of our common stock, as traded on the Nasdaq National Market, has fluctuated from a low of $5.26 to a high of $12.37 per share. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;

•	variations in our operating results and whether we have achieved our key business targets;

•	the limited number of shares of our common stock available for purchase or sale in the public markets;

•	sales or purchases of large blocks of our stock;

•	changes in, or our failure to meet, our earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts, products or technological innovations by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;

•	our high proportion of fixed costs, including research and development expenses;

•	developments in the financial markets; and

•	general economic, political or stock market conditions in the United States and other major regions in which we do business.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Our management team will have broad discretion over the use of the net proceeds from this offering.

We have not designated any specific use for the proceeds from our sale of common stock described in this preliminary prospectus supplement. Rather, we expect to use most of the net proceeds for working capital, capital expenditures, general corporate purposes and, possibly, acquisitions of technology or businesses. Our management team will have significant flexibility in applying the net proceeds of this offering and our other cash resources. Their judgments may not result in positive returns on your investment and you will not have the opportunity to evaluate the economic, financial or other information upon which our management team bases its decisions.

We may need additional capital in the future to fund the growth of our business, and financing may not be available.

We currently anticipate that our available capital resources, combined with the net cash proceeds from this offering, cash flows from operations and expected interest income, will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next 12 months. However, we cannot assure you that such resources will be sufficient to fund the growth of our business.

We may also raise additional funds through public or private debt or equity financings if such financings become available on favorable terms, but such financings would likely dilute our stockholders. We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise response to competitive pressures. In any such case, our business, operating results or financial condition could be materially adversely affected.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

Investors will not be able to recover against Arthur Andersen LLP due to Arthur Andersen LLP’s lack of consent and cessation of operations.

Arthur Andersen LLP was our independent public accountant until June 24, 2002. Representatives of Arthur Andersen LLP are not available to provide the consent required for the incorporation by reference of their report on certain of our financial statements that are incorporated by reference into the prospectus and, therefore, we cannot comply with the requirements to file their consent. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report, investors will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are incorporated by reference into this preliminary prospectus supplement or any omissions to state a material fact required to be stated in such financial statements.

USE OF PROCEEDS

The net proceeds from the sale of the 1,750,000 shares of common stock offered hereby at an assumed public offering price of $ 8.60 per share are estimated to be $13.5 million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We expect to use the net proceeds from this offering, as well as our existing capital resources and any net cash flow from operations, to support our anticipated growth and otherwise for working capital and general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the Nasdaq National Market under the symbol “LINK.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported on the Nasdaq National Market.

	High	Low
Fiscal year ended December 31, 2002
First Quarter	$6.20	$2.75
Second Quarter	7.06	4.00
Third Quarter	4.55	2.50
Fourth Quarter	4.70	2.65
Fiscal year ended December 31, 2003
First Quarter	3.85	2.50
Second Quarter	6.15	2.78
Third Quarter	8.14	4.89
Fourth Quarter	8.40	5.41
Fiscal year ending December 31, 2004
First Quarter	11.79	6.62
Second Quarter	12.37	7.43
Third Quarter (through September 2, 2004)	9.99	7.31

The last reported sale price of our common stock on the Nasdaq National Market on September 2, 2004 was $8.60 per share. As of August 31, 2004, there were approximately 1,500 holders of record of our common stock. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of our outstanding common stock is held of record in broker “street names” for the benefit of individual investors.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. Payment of any cash dividends will depend on the results of our operations, our financial condition and our capital expenditure plans, as well as other factors our board of directors may consider relevant. We presently intend to retain any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Our debt agreements prohibit the payment of cash dividends or other distributions on any of our capital stock except dividends payable in additional shares of capital stock.

CAPITALIZATION

The following table sets forth our actual capitalization as of June 30, 2004 and as adjusted to give effect to the issuance and sale by us of 1,750,000 shares of our common stock at an assumed public offering price of $8.60 per share and the receipt of the net proceeds of $13.5 million (net of estimated underwriting discounts and estimated offering expenses payable by us) from the sale of these shares. This capitalization table should be read in conjunction with our financial statements and related notes incorporated by reference to our filings with the SEC:

	June 30, 2004
	(in thousands, except per share data)
	Actual	As Adjusted
Long-term debt (including current portion)	$1,360	$1,360

Stockholders’ equity:
Preferred stock, $5.00 par value: 100 shares authorized; no shares issued and outstanding, actual or as adjusted	—	—
Common stock, $0.00001 par value: 50,000 shares authorized; 11,581 shares issued and outstanding, actual; 13,331 issued and outstanding, as adjusted	33,294	46,841
Due from stockholders	(512)	(512)
Accumulated other comprehensive loss	(383)	(383)
Accumulated deficit	(9,848)	(9,848)

Total stockholders’ equity	22,551	36,098

Total capitalization	$23,911	$37,458

The number of shares in the above table excludes:

•	3,848,000 shares of common stock issuable upon exercise of outstanding stock options, with a weighted average exercise price of $5.94 per share; and

•	231,000 additional shares of common stock reserved for future issuance under our 1996 Stock Incentive Plan, as amended.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data presented below was derived from our consolidated financial statements contained in our annual reports, quarterly reports and other information on file with the SEC and should be read in conjunction with the financial statements, the notes thereto and the other financial information included therein.

	Fiscal Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$28,106	$33,870	25,265	$25,043	$31,042	$14,478	$16,592
Cost of revenues	17,640	19,453	16,454	17,127	18,362	8,422	10,090

Gross profit	10,466	14,417	8,811	7,916	12,680	6,056	6,502
Operating expenses:
Product development and research	2,225	3,222	3,518	3,337	3,418	1,736	1,906
Selling, general and administrative	5,799	7,612	8,278	7,456	8,172	4,064	4,189

Total operating expenses	8,024	10,834	11,796	10,793	11,590	5,800	6,095

Operating income (loss)	2,442	3,583	(2,985)	(2,877)	1,090	256	407

Other income (expense):
Minority interest	(31)	(25)	(12)	68	—	—	—
Interest income (expense), net	35	94	174	(132)	(44)	(12)	(31)
Cost of cancelled equity offering	—	(769)	—	—	—	—	—
Other	(86)	(49)	45	(22)	48	195	34

Total other income (expense)	(82)	(749)	207	(86)	4	183	3

Income (loss) before provision for income tax expense	2,360	2,834	(2,778)	(2,963)	1,094	439	410
Provision for income tax expense (benefit)(2)	252	(274)	(764)	1,301	28	18	17

Net income (loss)	$2,108	$3,108	$(2,014)	$(4,264)	$1,066	$421	$393

Earnings (loss) per share:
Basic(1)(2)	$0.26	$0.35	$(0.21)	$(0.44)	$0.10	$0.04	$0.03
Diluted(1)(2)	$0.21	$0.28	$(0.21)	$(0.44)	$0.09	$0.04	$0.03
Weighted average common shares outstanding:
Basic(1)	8,016	8,892	9,645	9,766	10,339	9,793	11,344
Diluted(1)	10,014	11,130	9,645	9,766	11,362	10,797	12,770

	December 31,					June 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$7,492	$10,506	$6,868	$7,906	$6,061	$6,410
Working capital	17,644	22,528	19,333	16,247	20,019	21,509
Total assets	24,707	31,774	26,641	21,766	25,582	27,127
Current portion of long-term debt	518	2,079	1,923	933	706	647
Long-term debt (net)	1,424	2,598	1,855	1,401	1,010	713
Stockholders’ equity	18,247	22,433	20,305	16,133	20,516	22,551

(1)	As adjusted for the three-for-two stock split effected as a dividend to stockholders of record on March 20, 2000.
(2)	Adjustments to provisions for income tax expense during these periods have fluctuated due to the deferred tax asset valuation allowance. This has affected the comparability of net income (loss) and earnings per share amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” included elsewhere in this preliminary prospectus supplement and our consolidated financial statements and the related notes incorporated by reference into this preliminary prospectus supplement.

Overview

We develop, manufacture, market and sell intuitive interface devices and components for a variety of business and home applications. We generate revenues from the sale of our hardware products, such as FSR sensors, FSR-based subassemblies and complete advanced input device products. To a lesser extent, we derive revenue from the sale of software combined with our hardware. Depending on the application, this software may be internally developed or purchased from software partners.

We record our revenues in four different market segments: business communications (wireless intuitive input device products addressing the presentation market); home entertainment (wireless intuitive input device and sensor products addressing the advanced TV viewing and home video game markets); e-transactions (input devices for the electronic signature markets); and specialty components (custom FSR-based sensors, subassemblies and complete products for a variety of vertical markets). We have addressed our specialty components market since our inception in 1985. Our other three markets have evolved out of our specialty components market. We have addressed our business communications market as a separate market since 1994, our e-transactions market since 1999 and our home entertainment market since 2000. The relative revenues and gross profit contributions of each of these segments is provided below in Results of Operations-Business Segment Overview.

Cost of revenues includes material, assembly labor in the U.S. and contract labor in China, manufacturing overhead at our U.S. facility and our China logistics center, software licensing and quality assurance costs.

Historical Financial Performance

The following chart shows revenues, gross profits and earnings by quarter since 1998 through the second quarter of 2004 (in thousands):

Unaudited revenues, gross profit, net income (loss) and diluted earnings (loss) per share are shown in the following table for each of the following quarters (in thousands, except for per share data):

	Quarter Ended (unaudited)
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004
Revenues	$5,409	$6,027	$6,629	$6,987	$7,002	$7,476	$7,848	$8,716	$8,434	$8,158
Gross Profit	2,267	2,474	2,701	474	2,930	3,126	3,285	3,339	3,352	3,150
Net Income (loss)	(399)	(333)	40	(3,572)	240	181	238	407	317	76
Earnings (loss) per share—basic	$(0.04)	$(0.03)	$0.00	$(0.37)	$0.02	$0.02	$0.02	$0.04	$0.03	$0.01
Earnings (loss) per share—diluted	$(0.04)	$(0.03)	$0.00	$(0.37)	$0.02	$0.02	$0.02	$0.03	$0.03	$0.01

Our revenues grew steadily from 1998 through the fourth quarter of 2000 principally as a result of increased sales of sensors and sensor components to the OEM computer industry and, after 1994, to sales to our business communications market. In 2001, primarily as a result of the downturn in the global economy, and in particular in the levels of business experienced by our OEM customers, our quarterly revenues declined materially. Since the beginning of 2002, our business has been positively affected by a general improvement in the global economic climate and a broadening in the market for business presentation devices and the introduction of comparable products for consumer use. Other positive factors have been sales of components for use in Microsoft’s Xbox game controller and increases, particularly in 2003 and for the six months ended June 30, 2004, in sales in our e-transactions market.

Gross profits have generally trended with revenues except in the second quarter of 2001 and the fourth quarter of 2002. In both of those quarters we recorded material write-offs of obsolete inventory. In both instances, the write-offs resulted from a material reduction in our internal forecasts for future customer demand based on downward adjustments in forecast information received from our customers as well as negative industry and worldwide economic forecasts received from outside sources. In 2001, 80% of the $2 million write-off related to raw material, work-in-process and finished goods for OEM remote controls purchased or produced in anticipation of U.S. OEM business communications customer orders and the balance (20% of the $2 million write-off) related to inventory maintained in anticipation of specialty components customers. In 2002, the $2.3 million write-off related to raw material, work-in-process and finished goods for OEM remote controls purchased or produced in anticipation of Japanese OEM business communications orders. Approximately 50% of these written-off inventories have been destroyed or sold for nominal amounts to salvage brokers and the remainder is maintained in our warehouses at a zero book value.

Earnings have shown more quarter-to-quarter fluctuations than revenues but generally trended upward as revenues increased from 1998 through 2000. We began to experience quarterly losses in the second quarter of 2001, which continued, except for a break even third quarter of 2002, through the end of 2002. In 2003, earnings resumed and generally trended upward during the year. In the second quarter of 2001 and the fourth quarter of 2002, we experienced significantly larger losses than in other loss quarters. In both cases, the unusual amount of the loss was attributable principally to write-offs of obsolete inventory. Beginning in the third quarter of 2001, we were able to limit losses despite a continuing decline in revenues by implementing an austerity program that included reductions in employee levels and strict cost controls. In implementing this program, we eliminated much of our sales and marketing efforts in our home entertainment segment and thus have a limited ability to influence near term increases in that segment.

Prior to 1999, operations was a net user of cash that we funded through existing cash balances, private placements of equity and, to a lesser extent, bank and lease financing. In 1999, operations was a net provider of cash, generating $2.9 million. In 2000, 2001 and 2002, operations was essentially cash flow break-even to marginally positive. Operations again consumed significant cash in the first three quarters of 2003 to fund the working capital requirements of our growth in the branded business communications market but improved slightly in the fourth quarter.

We believe that we have emerged from a difficult period for our industry with a history of recent losses but with a technology and product portfolio and a market and customer base that positions us well for growth that we expect to continue and, perhaps, to accelerate. However, as the 2001-2002 period clearly demonstrated, we are vulnerable to the effects of macroeconomic trends that may cause our expectations to be wrong. The reader should keep in mind that past performance is not necessarily indicative of future results.

Current Opportunities and Challenges

A considerable portion of our effort is directed at emerging markets, such as our e-transactions market where our success depends on our ability to accurately forecast the nature, amount and timing of market requirements in an environment in which historical precedent is limited or non-existent. We rely on information generated by our internal staff and industry partners and on independent market studies for forecasts of market demand in our focus areas, but these studies are themselves based on limited empirical data. An inaccurate forecast of market demand in any of our core market areas would impact our short-term performance and could impact our competitive position and, therefore, our long-term performance.

Our quarterly results are often affected by volatility in orders for a particular product. For example, sales of sensors for the Microsoft Xbox constitute a significant source of revenue, but are substantially dependent on Xbox sales that we cannot control or accurately forecast. Similarly, sales to large institutions of our e-transactions products typically come in relatively large orders that can be one-time events or can occur at widely-dispersed intervals.

Other factors that could cause our estimates to be wrong or could result in trends that are not apparent from our financial statements are described under “Risk Factors” contained elsewhere in this preliminary prospectus supplement.

Management faces the constant challenge of balancing its investment in new technology, product development and marketing initiatives against the objective of steady earnings growth. A decision to make a significant investment in a new technology, product or marketing effort may have a short-to-medium term negative impact on earnings even if the investment proves to be justified. Because we intend to pursue a growth strategy, it is probable that we will make investments in new business opportunities that will increase operating costs, decrease margins and negatively impact earnings until the investment produces significant revenue growth.

We expect to use cash in the future to support growth through the purchase of new technologies or businesses and through internal technology, product and market development efforts. We expect to generate cash from existing operations and, depending on actual cash requirements, may seek to obtain cash from commercial borrowing and/or additional sales of securities.

Recent Developments

2003 was characterized by growth in new product development and customer opportunities in our e-transactions, home entertainment and specialty components business segments. Our e-transactions market benefited in the fourth quarter of 2003 and the first quarter of 2004 from sales under our initial contract with Wells Fargo Bank. We have been aggressively pursuing similar opportunities by targeting companies in the financial services markets, such as mortgage and commercial banking, and insurance and leasing companies. We have also been developing integrated, application-specific products in partnership with leading software developers in this area.

At the same time, we have been seeking to leverage our expertise in our business communications market to develop and market remote interface devices to vendors of sophisticated home viewing devices such as plasma display, LCD and rear projection TV systems. In partnership with leading advanced chipset design companies, we have developed a number of prototype products and are beginning to receive orders for products based on this technology. This effort has resulted in a significant contract that will produce revenues beginning in the third quarter of 2004 and provides for increasing revenues over the next several quarters.

In specialty components, we have also developed a portfolio of new miniature input and cursor control technologies, named MicroNav, which targets the handheld consumer electronics markets, such as cellular phones and PDA’s. We have developed a number of prototypes for leading manufacturers in the handheld consumer electronics market and we are currently receiving contracts for these technologies and anticipate meaningful revenues from these products in 2005.

We have also recently undertaken a restructuring of our branded products sales channels, electing to rely on distributors and resellers and to reduce direct sales to large consumer electronics retail chains. The restructuring resulted in a significant decrease in branded product sales in the first half of 2004 over the same period last year but we expect a slight increase in branded product sales in the second half of this year.

As a result of these efforts, we expect the third quarter of 2004 to reflect revenue growth in all of our markets and we expect to record revenue for the third quarter of between $9.0 million and $9.3 million. At the same time, we have significantly increased expenditures in research and product development and sales and marketing activity to support the broader range of product offerings that our new opportunities have made possible. In anticipation of a continuing growth in our business, we have added senior management personnel in our Japanese subsidiary and in our China Development Center. As a result primarily of these additional expenses and a significant increase in general and administrative costs related to compliance with Sarbanes-Oxley and other statutory requirements applicable to public companies, we expect to record slight operating and net losses for the third quarter of 2004.

Results of Operations

Business Segment Overview

Revenue and gross profit by market segment are shown in the following table:

	2001		2002		2003		Six Months Ended June 30,
							2003		2004
Market Segment	$000’s	Percent of Total Sales	$000’s	Percent of Total Sales	$000’s	Percent of Total Sales	$000’s	Percent of Total Sales	$000’s	Percent of Total Sales
Business Communications:
—Revenue	$16,253	64%	$16,002	64%	$19,842	64%	$9,551	66%	$10,016	60%
—Gross Profit	4,961		3,597		6,483		3,173		2,985
—Gross Profit % of Segment Revenue	31%		22%		33%		33%		30%

Home Entertainment:
—Revenue	$1,964	8%	$2,478	10%	$2,405	8%	$970	7%	$1,223	7%
—Gross Profit	982		1,080		1,111		449		536
—Gross Profit % of Segment Revenue	50%		44%		46%		46%		44%

E-Transactions:
—Revenue	$963	4%	$1,731	7%	$4,165	13%	$1,554	11%	$3,110	19%
—Gross Profit	482		866		2,111		856		1,581
—Gross Profit % of Segment Revenue	50%		50%		51%		55%		51%

Specialty Components:
—Revenue	$6,085	24%	$4,832	19%	$4,630	15%	$2,403	16%	$2,243	14%
—Gross Profit	2,386		2,373		2,975		1,578		1,400
—Gross Profit % of Segment Revenue	39%		49%		64%		66%		62%

All Segments:
—Revenue	$25,265	100%	$25,043	100%	$31,042	100%	$14,478	100%	$16,592	100%
—Gross Profit	8,811		7,916		12,680		6,056		6,502
—Gross Profit % of Total Revenue	35%		32%		41%		42%		39%

Six Months Ended June 30, 2004 Compared with Six Months Ended June 30, 2003

Business Communications

In our business communications segment, we sell wireless remote controls on an OEM basis to the leading manufacturers of presentation projectors. We also sell Interlink-branded wireless remote controls and keyboards direct to computer products retailers, corporate resellers and distributors. In the six months ended June 30, 2004, OEM revenues comprised approximately 76% of business communications revenues as compared to 65% in the same period of 2003.

Overall, business communications revenues for the first half of 2004 increased 5% as compared to the six months ended June 30, 2003. OEM revenues grew 22%, reflecting an approximate 32% growth in units coupled with an approximate 5% decline in average selling prices. (OEM average selling prices range from $10-$15.) The growth in OEM units is consistent with the growth in the presentation projector market. The OEM average selling price decline is reflective of competitive price pressure affecting the industry as a whole. Revenues from branded products, which had average selling prices of approximately $80-$90 (before special price reductions) dropped 27% in the same period comparison. The branded unit volume decline results from our decision to de-emphasize sales to large retail outlets such as CompUSA and Fry’s Electronics. Such sales constituted approximately 20% of our branded business communications revenues in the six months ended June 30, 2003 as compared to approximately 8% in the six months ended June 30, 2004. Due to the poor profitability (revenues less cost of sales and sales, marketing and administration costs) of this sub-channel for Interlink, we chose to de-emphasize this sub-channel by reducing the allocation of sales and marketing resources to this area. However, we will continue to support the existing customers and do not expect material product returns or bad debts associated with this change in the 2004 period.

Business communications gross profit margin for the six months ended June 30, 2004 declined to 30% as compared to 33% in the six months ended June 30, 2003 due to the increased percentage of lower margin OEM business in the 2004 period.

Home Entertainment

In our home entertainment segment, we sell remote controls on an OEM basis to manufacturers of advanced TV viewing devices (including projectors sold for TV viewing) and FSR sensors to Microsoft for integration into their Xbox game controller. Revenues related to the Xbox program accounted for approximately 60% of our home entertainment revenues in the six months ended June 30, 2004 as compared to 79% in the six months ended June 30, 2003. We recently entered into an agreement to supply remote input devices to a major OEM for control of advanced viewing devices. Under the agreement, we expect to provide remote controls to the contract manufacturers of plasma displays for this OEM. We expect initial shipments to commence late in the third or fourth quarter of 2004 and continue to build over subsequent quarters. Based on estimates of its requirements provided by the OEM and agreed price terms, our revenue from the sale of these remote controls would exceed $10 million in the first eighteen months of shipments. However, as with many contracts of this nature the OEM is not required to cause its plasma display suppliers to purchase any minimum number of remote controls or to adhere to the schedule on which its estimates are based. There is therefore no assurance that the amount or timing of actual revenues will conform to these estimates.

In the six months ended June 30, 2004, home entertainment revenues increased 26% over the six months ended June 30, 2003 due primarily to fluctuating unit sales of sensors for the Microsoft Xbox program.

Home entertainment gross profit margin declined slightly to 44% in the six months ended June 30, 2004 from 46% in the same period of 2003 due to a decline in the pricing of the Xbox sensors.

E-Transactions

In our e-transactions segment, we sell electronic signature capture devices and, depending on the customer requirement, signature-capture software. We offer annual software maintenance agreements and hardware upgrade programs to our existing customers; however, historically we have not recorded significant revenues from those types of sales.

In the six months ended June 30, 2004, e-transaction revenues increased 100% over the same period of 2003 due primarily to revenues related to the Wells Fargo Bank program. However, we do not anticipate material revenues related to this program for the remainder of 2004.

E-transaction gross profit margin for the six months ended June 30, 2004 declined slightly to 51% from 55% for the six months ended June 30, 2003 due to lower pricing associated with higher volume customer projects.

Specialty Components

In our specialty components segment, we sell custom FSR’s and FSR-based subassemblies to many customers in several vertical markets, such as medical devices, industrial input and military input products.

Specialty components revenues for the six months ended June 30, 2004 declined 7% as compared to the six months ended June 30, 2003 due to lower sales to our Japanese customer base.

Specialty components gross profit margin declined to 62% in the six months ended June 30, 2004 from 66% in the six months ended June 30, 2003 due to a lower mix of higher margin medical device related revenues in the 2004 period.

Operating Expenses

Product development and research costs include internal engineering labor, contract engineering and outside processing costs for the design and development of our OEM and branded designs and products and the research of our technologies. For the six months ended June 30, 2004, our product development and research costs increased 10% as compared to the six months ended June 30, 2003 due to new product and technology development in our business communication and e-transaction segments. As a percentage of revenues, product development and research costs declined to 11% in the six months ended June 30, 2004 from 12% in the six months ended June 30, 2003 due to sales growth leverage. However, we expect that product development and research costs will continue to exceed 10% of revenues for the foreseeable future.

Sales, general and administrative costs (“SG&A”) include sales, marketing, accounting and administrative labor, sales commissions, advertising, general marketing, branded business communications channel marketing and travel and entertainment costs. For the six months ended June 30, 2004, SG&A increased 3% over the six months ended June 30, 2003 due to increased sales and marketing expenses commensurate with the sales growth. As a percentage of revenues, SG&A declined to 25% in the six months ended June 30, 2004 versus 28% in the six months ended June 30, 2003 due to sales growth leverage.

Other Income

Total other income declined to $3,000 in the six months ended June 30, 2004 versus $183,000 in the six months ended June 30, 2003 due to the one-time gain related to a legal settlement with a supplier that occurred in the first quarter of 2003.

We have $32 million in net operating loss carryforwards (NOLs) for U.S. federal tax purposes. Current accounting standards place significant weight on a history of recent cumulative losses in determining whether or not a valuation allowance is necessary against the deferred tax assets related to these NOL carryforwards. Forecasts of future taxable income are not considered sufficient positive evidence to outweigh a history of losses. The net income generated in 2003 and in the six months ended June 30, 2004 is not necessarily indicative of future results. Therefore we have maintained the full valuation allowance against our deferred tax assets as of June 30, 2004. Our federal net operating loss carryforwards are not impacted and can continue to be utilized for up to 19 years.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Business Communications

In 2003, OEM revenues comprised approximately 60% of business communications revenues as compared to 65% in 2002.

Overall, 2003 business communication revenues grew 24%. OEM revenues grew 19%, reflecting an approximate 34% growth in units coupled with an approximate 15% decline in average selling prices. In 2003, OEM average selling prices ranged from $10-$15. Revenues from branded products, which had average selling prices of approximately $80-$90 (before special price reductions) grew 33%. The growth in OEM units is consistent with the growth in the presentation projector market. The OEM average selling price decline is reflective of competitive price pressure affecting the industry as a whole. The branded unit volume increase results from our efforts to expand our channel customer base and broaden our product line.

Business communication gross margin in 2003 was 33% compared to 22% in 2002 but the gross margin in 2002 was reduced by approximately 15% by the inventory write-off ($2.3 million) recorded in fourth quarter of 2002. The decline in gross margin, excluding the impact of inventory write-offs, was due to the OEM average selling price decline discussed above.

Home Entertainment

Revenues related to the Xbox program accounted for approximately 80% of our home entertainment revenues in 2003.

2003 home entertainment revenues remained relatively flat as compared to 2002, reflecting a slight decline in Xbox related revenues and an offsetting improvement in sales of remote controls for advanced TV viewing devices.

Home entertainment gross margin improved to 46% in 2003 from 44% in 2002 due to increased sales of higher-margin remote controls for advanced TV viewing devices.

E-Transactions

In our e-transactions segment, we sell electronic signature capture devices and, depending on the customer requirement, signature capture software. We offer annual software maintenance agreements and hardware upgrade programs to our existing customers; however, historically we have not recorded significant revenues from those type of sales.

2003 e-transaction revenues increased 140% over 2002 due to greater industry adoption of the e-pad product line and the sale to a major U.S. bank described in the quarterly comparison.

E-transaction gross profit as a percentage of sales remained relatively consistent with 2002. We expect e-transaction gross profit margins to remain relatively the same in 2004.

Specialty Components

Specialty components revenues were down 4% in 2003 as compared to 2002 due to greater competition in the industrial input market.

Specialty component gross margin improved to 64% in 2003 as compared to 49% in 2002 due to the lower amount of relatively lower margin industrial input sales in 2003.

Operating Expenses

For 2003, our product development and research costs increased 2% over 2002 due to development of new products in our branded business communication and e-transaction segments. As a percentage of revenues, product development and research costs declined to 11% in 2003 from 13% in 2002 due to sales growth leverage.

For 2003, SG&A grew 10% over 2002 due to increased branded business communication channel marketing costs and increased sales commissions and general marketing commensurate with sales growth. As a percentage of revenues, SG&A declined to 26% in 2003 versus 30% in 2002 due to sales growth leverage.

In summary, our improved operating results in 2003 were attributable to the following factors:

•	24% growth in revenues that occurred in our business communications and e-transactions sectors;

•	the inventory write-off in 2002 that did not occur in 2003; and

•	7.4% growth in operating expenses supporting the 24% growth in revenues.

Total other income (expense) improved to a positive $4,000 in 2003 versus a negative $86,000 in 2002 due to lower interest expense due to lower debt levels partially offset by lower interest income from lower invested cash levels.

We have $32 million in net operating loss carryforwards (“NOLs”) for U.S. federal tax purposes. In 2000 and 2001, for accounting purposes, we recognized some of those NOLs as an accrued tax benefit. However, because of our subsequent losses in 2001 and 2002, in the fourth quarter of 2002 we recorded a valuation allowance of $1.3 million against our deferred tax assets. This non-cash charge reduced the net value of the deferred tax assets on the balance sheet to zero. Current accounting standards place significant weight on a history of recent cumulative losses in determining whether or not a valuation allowance is necessary. Forecasts of future taxable income are not considered sufficient positive evidence to outweigh a history of losses. Accordingly, the assets were reserved in full. Our federal net operating loss carryforwards are not impacted and can continue to be utilized for up to 19 years. The net income generated in 2003 is not necessarily indicative of future results. Therefore we have maintained the full valuation allowance against our deferred tax assets as of December 31, 2003. In 2003, we recorded income tax expense related to our Hong Kong subsidiary.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Business Communications

Our principal source of revenue in 2002 continued to be our business communications market. Sales in this segment recorded a net decline of 2% in fiscal 2002 as compared to fiscal 2001. However, the quarterly sales decline, a result of overall economic conditions that began in first quarter 2001, reversed direction in first quarter 2002 and we recorded a sequential quarterly improvement throughout 2002. This improvement was led by increased revenue in our U.S.-based OEM business, which increased 43% over 2001 due to the addition of new customers. Our Japan-based OEM business declined 28% compared to 2001 due to lower unit sales with existing customers. Our OEM business comprised 65% of total business communications revenues in 2002 as compared to 74% 2001. Our branded business improved 37% over 2001 with the expansion of our branded product line and increased number of distribution and reseller customers.

Gross margins for the business communications segment declined in 2002 due to the $2.3 million fourth quarter write-off of obsolete inventory related to our Japanese subsidiary, partially offset by the improving product mix of branded products.

Home Entertainment

Home entertainment revenues increased by 26% in 2002 due to the success of the Microsoft Xbox program. The Xbox program accounted for 92% and 75% of total home entertainment revenues in 2002 and 2001, respectively.

Home entertainment gross margin declined in 2002 due to the shift of the product mix to higher volume-lower margin programs (e.g. the Xbox program).

E-Transactions

E-transactions segment revenues increased 80% in 2002 over 2001 due to an increase in the number of larger volume customers and a slight improvement in the general economic climate for corporate capital expenditures for information technology products. Also, in late 2002, we introduced ePad-Ink to the ePad product line.

Gross margin for e-transactions for 2002 remained consistent with 2001.

Specialty Components

Specialty components revenues declined in 2002 due to the termination in third quarter of 2001 of the licensing agreement with IEE. 2001 revenues associated with the IEE program totaled $1.5 million.

Gross margin for the specialty components segment improved in 2002 due to the allocation to this segment of a portion of the $2 million write-off of obsolete inventory recorded in second quarter of 2001.

Operating Expenses

Product development and research expense decreased 5% from $3.5 million in 2001 to $3.3 million, in 2002. This decrease is a result of a 20% reduction in the usage of outside development firms and a 5% lower headcount as part of the cost reduction plan initiated in mid-2001.

Selling, general and administrative expense decreased 10% from $8.3 million in 2001 to $7.5 million in 2002. This decrease is a result of the cost reduction programs initiated in mid-2001 and maintained throughout 2002. The key factors of the cost reduction plan were a 5% reduction in personnel across all departments, a hiring and salary freeze and a reduction in outside marketing costs.

Other income in 2001 reversed to a net expense in 2002 due to the lower interest rates achievable on cash investments. In 2001, we recorded an additional deferred tax asset of $701,000 related to our federal net operating loss carryforwards. Due to a lack of quarterly profitability, we suspended further additions to the deferred tax asset in the fourth quarter of 2001 and in the fourth quarter of 2002 we recorded a valuation allowance against the remaining balance ($1.3 million) by recording a tax expense.

Liquidity and Capital Resources

Our capital resources have historically come from sales of equity securities and commercial borrowing. At times since 1999, operations has been a net generator of cash. Our principal historical cash requirements have been to fund new product and technology development, to support sales, marketing, inventory and accounts receivable cost and to fund losses in loss periods. While we expect continuing operations to generate cash, we anticipate that additional capital resources will be required to support future growth and expect to rely on additional sales of securities and commercial financing to provide the required resources. To some extent, we expect that our rate of growth will be within our control and, accordingly, we expect to adjust our growth commitments to reflect the availability and attractiveness of financing arrangements and non-growth-related cash requirements.

Cash flow comes principally from collection of accounts receivable and, to a lesser extent, from interest or other return on financial investments. We maintain what we believe to be appropriate reserves for doubtful accounts and are not aware of any prospective development that would impact collections differently from our historical experience. On two occasions, we have made substantial inventory reserve adjustments that reflect management’s judgment as to the recoverable value of inventory. We do not currently anticipate the need for a further inventory adjustment but any significant diminution in inventory value would ultimately affect cash flow.

We have $3 million of credit availability under our U.S. bank line of credit, none of which was used as of June 30, 2004. The availability of this credit is subject to various conditions and to our continuing compliance with certain covenants. As of June 30, 2004, we were in compliance with the applicable covenants and are not aware of any prospective development that would cause us to fail to be in such compliance.

We currently have modest commitments for capital expenditures and no material purchase obligations. Our long-term debt and operating lease obligations as of December 31, 2003 are set forth in the following table (in thousands):

	Total	Less than 1 year	1–3 years
Long-term debt obligations	$1,716	$706	$1,010
Operating lease obligations	92	73	19

Total	$1,808	$779	$1,029

In February 2004, we renegotiated and extended the terms of our Camarillo, California facilities. The new lease adds $287,000 to our 2004 lease commitments and $1,036,000 to our lease commitments in 2005, 2006 and 2007.

These amounts may increase as we pursue our growth strategy but the amount of any such growth will depend on the particular requirements of any growth commitment, the availability and attractiveness of equity capital arrangements and our general liquidity position.

Working capital decreased from $19.3 million at December 31, 2001 to $16.2 million at the end of 2002, increased to $20.0 million at December 31, 2003 and increased to $21.5 million at June 30, 2004. The decrease in 2002 is a result primarily of the operating loss for the year, while the increases in 2003 and the first half of 2004 reflect improved results during the period and proceeds from the exercise of employee stock options. Except for the credit facilities described above, we have no commitments with respect to future capital resources.

Operations generated a positive cash flow of $451,000 in 2002. Operations used $3.5 million in 2003, all of it in the first three quarters. The improvement in 2002 was due primarily to improved accounts receivable collections coupled with the favorable timing of payments of accounts payable and accrued liabilities. The primary uses of cash in the first three quarters of 2003 were investments in working capital (accounts receivable and inventory) designed to facilitate our further penetration of the business communications branded channel, partially offset by the managed extension of payments of accounts payable and accrued liabilities. The transition to positive cash flow from operations in the fourth quarter of 2003 was due primarily to improved operating results and the improvement continued in the first quarter of 2004. Operations used $579,000 in the first six months of 2004 to fund receivables and inventory.

We spent $504,000 in 2002, $643,000 in 2003 and $326,000 in the first six months of 2004 to purchase additional manufacturing and computer equipment.

We received proceeds from unsecured long-term bank loan (primarily from Japanese banks) of $188,000 in 2002, which was used to fund working capital requirements for our Japanese subsidiary. We made payments on long-term debt of $1.5 million, $618,000 and $356,000 in 2002, 2003 and the first half of 2004, respectively. Net proceeds from the exercise of employee stock options and stockholder loan repayments were $86,000, $2.7 million and $1.6 million in 2002, 2003 and the first half of 2004, respectively.

Application of Critical Accounting Policies and Estimates

Management’s discussion and analysis of the Company’s financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, management evaluates estimates, including those related to the valuation of inventory and the allowance for uncollectible accounts receivable. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 101A, SAB No. 101B and SAB No. 104. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. To satisfy the criteria, we: (1) input orders based upon receipt of a customer purchase order; (2) record revenue upon shipment of goods and when risk of loss and title has transferred; (3) confirm pricing through the customer purchase order; and (4) validate creditworthiness through past payment history, credit agency reports and other financial data. Other than through warranty rights, our customers do not have explicit or implicit rights of return. Should changes in conditions cause management to determine the revenue recognition criteria are not met for certain future transactions, such as a determination that collectibility was not reasonably assured, revenue recognized for any reporting period could be adversely affected.

Reserve for Estimated Product Returns.    While not an explicit part of our terms and conditions of product sales, we do, on a discretionary basis, grant product exchanges for our distribution and reseller customers in our branded business communications market for similar products of equal value if these exchanges meet certain other criteria. We estimate future product returns based on recent return history, inventory status and product “sell-through” statistics received from our major distributors, discussions regarding product sales activity with our major reseller customers, and current industry product and technology trends. Management judgment is required in evaluating the relative significance of the aforementioned data and in the determination of the estimated value of the returns reserve. If actual returns are greater than management’s estimate then revenues in the subsequent period will be adversely affected.

Accounts Receivable and Allowance for Doubtful Accounts.    Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor individual account receivable balances, and provide for an allowance of doubtful accounts at the time collection may become questionable based on payment performance or age of the receivable and other factors related to the customer’s ability to pay.

Inventory Reserve.    At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analyses of forecast sales levels by product and historical demand. We write off inventories that are considered obsolete. Remaining inventory balances are adjusted to approximate the lower of our cost or market value and result in a new cost basis in such inventory until sold. If future demand or market conditions are less favorable than our projections, additional inventory write-down may be required, and would be reflected in cost of sales in the period the revision is made.

Provision for Income Tax.    As part of the process of preparing our financial statements, as required by Statement of Financial Accounting Standards (“SFAS”) No. 109, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation reserve. To the extent we establish a reserve or increase this reserve in a period, we must include an expense within the tax provision in the statements of operations.

Significant management judgment is required in determining our provision for income taxes, deferred tax asset and liabilities and any valuation reserve recorded against our net deferred tax assets. Management continually evaluates its deferred tax asset as to whether it is likely that the deferred tax asset will be realized.

We first achieved profitable operations in 1995. Because of net operating loss (“NOL”) carryforwards available both for our U.S.-based and Japan-based operations, we did not accrue income tax expense until 1999. In that year, due to the expiration or full utilization of NOL carryforwards in California and Japan, we began to record a provision for income tax expense in those jurisdictions. By the end of 2000, we also began to accrue an income tax benefit related to our federal NOL carryforwards to be used in future periods. However, in mid-2001, we began to record quarterly tax losses and suspended any further recognition of NOL carryforward tax benefits. In fourth quarter 2002 and for the 2003 year, based on historical and prospective evidence, we concluded that we did not have sufficient evidence to be able to recognize our NOL carryforward benefits as assets and thus we recognized a valuation allowance against our deferred tax asset balance. Assuming that we maintain profitable operations in 2004, we will reevaluate our deferred tax asset balance and may reduce or eliminate the valuation allowance.

As of December 31, 2003, the Company had net operating loss carryforwards for federal, state and foreign income tax purposes of $31,676,000, $11,282,000 and $1,084,000, respectively, which are available to offset future taxable income in those jurisdictions through 2022.

Foreign Exchange Exposure.    We have established relationships with most of the major OEMs in the business communications market. Many of these OEMs are based in Japan and approximately 30%, 22% and 28% of our revenues for 2002, 2003 and the first half of 2004, respectively, came from Japanese customers. Revenues from these customers are denominated in Japanese yen and as a result we are subject to foreign currency exchange rate fluctuations in the yen/dollar exchange rate. We use foreign currency forward contracts to hedge this exposure. We use revenue forecasts from our Japanese subsidiary to determine the amount of our forward contracts to purchase and we attempt to enter into these contracts when we believe the yen value is relatively strong against the U.S. dollar. To the extent that our revenue forecast may be inaccurate or the timing of forecasting the yen’s strength is wrong, our actual hedge gains or losses may not necessarily correlate with the effect of foreign currency rate fluctuations on our revenues. We mark these contracts to market value and the gain or loss from these contracts is recorded in business communications revenue. These hedge transactions are classified as economic hedges and do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133. In addition, because our Japanese subsidiary’s functional currency is the yen, the translation of the net assets of that subsidiary into the consolidated results will fluctuate with the yen/dollar exchange rate.

The following table illustrates the impact of foreign currency fluctuations on our yen-denominated revenues and the effectiveness of our foreign currency hedging activity (in thousands).

				Six Months Ended June 30,
	2001	2002	2003	2003	2004
Increase (decrease) in revenues resulting from foreign currency fluctuations(1)	$(770)	$534	$294	$(2)	$(63)
Hedging gains (losses)	750	284	(211)	37	60

Net revenue impact	$(20)	$818	$83	$35	$3

(1)	We calculate the “increase (decrease) in revenues resulting from foreign currency fluctuations” by calculating the U.S. dollar equivalent of our yen-denominated revenues using the yen/dollar exchange rate at the beginning of the period. The resulting product is compared to our yen-denominated revenues converted to U.S. dollars according to GAAP and the difference is shown in the table above.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (“SAB No. 104”), “Revenue Recognition,” which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

In December 2003, the FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (“FIN 46”), which was issued in January 2003. Before concluding that it is appropriate to apply the ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity. As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after December 15, 2003 and no later than the end of the first reporting period that ends after March 15, 2004 to entities considered to be special purpose entities. The adoption of FIN 46R had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk—Our Japanese subsidiary, Interlink Electronics K.K., generally makes sales and collects its accounts receivable in Japanese yen. To hedge these revenues against future movements in exchange rates, we purchase foreign exchange forward contracts. Gains or losses on the forward contracts are then offset by gains or losses on the underlying revenue exposure and consequently a sudden or significant change of foreign exchange rates would not have a material impact on net income or cash flows to the extent future revenues are protected by forward currency contracts. These contracts, however, typically have a six-month duration. Thus, yen/dollar fluctuations lasting more than six months will have an impact on our revenues. We have entered into foreign currency exchange contracts in the normal course of business to manage our exposure against foreign currency fluctuations on revenues denominated in foreign currencies. The principal objective of such contracts is to minimize the risks and costs associated with financial and global operating activities. We do not utilize financial instruments for trading or other speculative purposes. The fair value of foreign currency exchange contracts is estimated by obtaining quotes from bankers. At June 30, 2004, we had foreign currency exchange contracts outstanding with a notional value of $3.7 million. During 2003 and the first half of 2004, we recognized $211,000 of losses and $60,000 of gains, respectively, on foreign currency exchange contracts which is reflected in revenue in the accompanying consolidated statements of operations. Our hedging policies are designed to offset the effect of a yen devaluation on our revenues; thus, a hypothetical 10% devaluation of the yen would reduce our yen denominated revenues by 10%; but our theoretical hedging gains would offset that effect for a period of time.

Interest Rate Exposure—Based on our overall interest rate exposure at June 30, 2004, a hypothetical 10% change in interest rates applied to our outstanding debt as of June 30, 2004, would have no material impact on earnings or cash flows over a one-year period.

BUSINESS

Overview

We design, develop and sell intuitive interface technologies and solutions for a variety of business and home applications. Our products include interactive remote input devices, pen input pads, and integrated cursor control devices. Our remote input devices enable a user to control and communicate with electronic products, such as computers, digital projection systems and digital televisions, by providing an intuitive device on which the user can remotely input a variety of commands. We also design and sell products that record and bind signatures to contracts or any legally-executed document. Our products incorporate proprietary sensor and wireless communication technologies and ergonomic designs.

We address four markets that we refer to as business communications, e-transactions, home entertainment and specialty components. We serve a global customer base from our corporate headquarters in Camarillo, California, where we also manufacture all of our “force sensing resistor” or FSR technology. We have sales offices in Tokyo and Taiwan, a production logistics center in Hong Kong and a product engineering center in China.

Our products benefit from a diverse technology portfolio based on trade secrets, patented inventions and proprietary software. These technologies include our FSR technology, wireless communication technologies and product design features. Alone and in collaboration with our industry partners, we have developed numerous technologies that support various product applications.

We make FSR based sensors that we and others incorporate into electronic control and input devices. Our FSR technology captures a three-dimensional record of any input, recording both the location of the input on an x/y grid and the pressure applied at any point and is therefore capable of supporting complex data input and process control functions such as signature authentication. Our FSR based sensors are scalable through a wide range of sizes from a fraction of an inch in diameter to several feet across and can therefore be applied to requirements as diverse as miniaturized input devices on microelectronic consumer products, such as cellular telephones, to seat sensors in automobiles. Combining our FSR technology with proprietary wireless data transmission technologies permits us to offer a wide range of intuitive devices on which the user can remotely input a variety of commands. We offer our sensors either as discrete components for installation in a device manufactured by our customer or as complete devices, such as remote input devices. With respect to the latter, we offer proprietary, ergonomic designs or are capable of delivering custom products designed to customer specifications. We also offer, through retail and other channels, a line of business communication products branded with the Interlink name.

Market Opportunities

Business Communications.    Presentation projectors enable visual or mixed-media presentations using PowerPoint or other presentation software. As computer technology has replaced traditional presentation devices such as slide and overhead projectors, the mechanisms to control the presentation process have undergone a similar evolution. Today, it is possible for a presenter to control various characteristics of a sophisticated audio-visual presentation using a small, wireless device. Unlike slide presentations, that cannot be edited, or overhead presentations that can be edited only by standing over the projector and writing with a pen or grease pencil, a presentation given on a computer-driven presentation projector can be controlled, edited, amplified, distributed and otherwise manipulated electronically. This demands a wireless input device that can transmit a wide variety of commands and support complex control functions in an intuitive manner.

Computer linked presentation projectors have been in use for over a decade. The industry has recently introduced business communications hardware that significantly reduces the size and weight and increases the resolution and brightness of presentation projectors. Increased portability is enabling many users to travel with a complete presentation system that fit in a standard briefcase. In addition, the rapid growth of digital photography and video has created a consumer application for computer-linked projectors and has expanded the universe of original equipment manufacturers (“OEMs”) of presentation systems to include many of the leading computer manufacturers such as Dell, Gateway, Hewlett-Packard/Compaq and IBM, who offer presentation systems separately and, in some cases, to purchasers of laptop computers as a part of a bundled package.

The proliferation of presentation software and projectors has also given rise to an aftermarket for control devices. Many presentation projectors are shipped with rudimentary control devices that lack the intuitive and advanced control features provided by our devices. Some presenters use their computer monitor or notebook computer instead of a projector. These consumers constitute a significant market that we address with our branded devices.

E-transactions.    Electronic document management and transmission has become the norm for business transactions but, until recently, signature of transaction documents could only be accomplished by using a pen and ink on paper followed by physical delivery of the signed documents. In many areas of commerce this imposes substantial time and cost burdens, most of which can be substantially reduced by a dependable and verifiable electronic signature process. Compared with the traditional process of circulating paper documents for pen and ink signature, electronic verification can offer substantial time and money efficiencies in all of these applications. Several major industries engage in financially significant and document intensive transactions as a regular part of their business. These include the financial industry, in particular the branch banking, insurance and mortgage/notary businesses, the healthcare industry and governmental entities. In addition, many businesses have document intensive processes in specific areas, including field sales force automation and human resources.

Until 2000, the use of electronic signatures was limited by questions as to its validity. In that year, Congress enacted the Electronic Signatures in Global and National Commerce Act, which established that electronic signatures have the same legal validity as pen and ink signatures on paper. Other recently enacted federal laws, including the Government Paperwork Elimination Act, the Patriot Act and the Health Insurance Portability and Accountability Act, support the move toward electronic documentation by permitting electronic signatures. The National Notary Association has drafted a new Model Notary Act that suggests standards for electronic signature and notarization.

Home Entertainment.    The use of remote devices to control consumer electronic products has been growing for at least the last quarter century. These devices were initially introduced for use with broadcast television sets and rapidly expanded to include control of various components of stereo and home theatre systems. As manufacturers of these remote devices strove to include more complex control functions and the ability to control multiple devices from a single remote, the devices themselves became increasingly complex and, without an intuitive process, incorporated a wide variety of control functions that the average customer did not know how to use. The advent of digital television and higher performance viewing devices has substantially increased the complexity of the processes that these devices may be required to control, while at the same time permitting the design of intuitive control systems involving feedback from the controlled product. The home entertainment market has also seen a proliferation in the number and variety of devices used to control game players and other electronic products unrelated to television programming.

Specialty Components.    Our specialty components market has served the dual function of providing a steady revenue stream from a series of diverse custom products while, at the same time, serving as in incubator for new applications and technologies. We have recently developed a portfolio of new miniature input and cursor control technologies, which we identify under the name MicroNav, that targets the handheld consumer electronics market. This market includes devices such as cellular telephones, PDAs, handheld audio players, wireless email devices and digital cameras. We have developed a number of prototypes for leading OEMs in this market and have received a few initial contracts for sensors based on our new technology. We do not expect to earn significant revenue from this new market in 2004 but are encouraged by initial market reaction to the technology. We are engaged in an aggressive marketing and product development effort aimed at identifying particular features and applications that can be efficiently supported by our technology and in introducing the technology and developed applications to selected OEMs.

Our Competitive Strengths

We are a worldwide leader in the design and manufacture of intuitive interface technologies and products. We believe that our industry leadership is based on the following competitive strengths:

•	Proprietary and Patented Intuitive Interface Technologies. Our strong technology portfolio, including our proprietary and patented technologies and trade secrets, has enabled us to position ourselves as the solution of choice for demanding applications in our markets. These applications include the need to control complex processes intuitively, applications where size or other environmental constraints are a significant factor or applications requiring the translation of mechanical input into electronic data with high degrees of accuracy and reliability. In addition, we have developed proprietary manufacturing processes and trade secrets that enable us to produce large volumes of our products with high reliability.

•	Technology Leadership for Intuitive Interface Designs. Our suite of proprietary interface technologies and design patents enables users to address complex requirements not available through traditional devices. We have developed a wide range of technologies including software, wireless protocols and advanced packaging that enable us to deliver additional value to our customers. Our proprietary manufacturing processes and know how enable us to design products that incorporate advanced functionality and user-friendly ergonomic designs.

•	Strong Strategic Relationships. We have established a strong customer base with leading OEMs and have developed strategic partnerships with some of the leading global electronics manufacturers. We work with a wide range of partners including our customers, suppliers, software and hardware developers and integrators that enable us to offer a wide range of applications. In addition, we have recently formed relationships with major customers in the financial services industry, which we believe will facilitate our penetration into the e-transactions market. We plan to leverage our OEM and strategic partnerships to maintain our leadership position and facilitate the introduction of new products in the business and consumer markets. We believe that through our strong relationships we will be able work with our partners to develop new opportunities and leverage our success to attract new customers.

•	Proven Supplier to First-Tier Global Companies. We have several years’ experience as a supplier of electronic products and solutions to many of the world’s most knowledgeable and demanding OEMs. We work directly with customers to support product design and development requirements in the U.S., Japan or China. We maintain ISO9001 qualified manufacturing facilities. We believe that our reputation for delivering and supporting world class products and solutions affords us an advantage in introducing new products and expanding our markets.

Our Strategy

Our mission is to identify business and consumer markets in which our competitive strengths enable us be the leading provider of advanced intuitive interface devices and to establish and maintain a leadership position in those markets by implementing the following key strategies:

•	Leveraging our recent customer successes to accelerate our momentum in the e-transactions and home entertainment markets. We have spent the past five years developing advanced input products for the e-transactions market. We offered one of the first turnkey solutions in the field of electronic signature capture and believe we are uniquely positioned to address the electronic document authentication and processing needs of several industries that engage in financially significant and document intensive transactions. For example, Wells Fargo recently selected us to provide signature pads for a branch-wide implementation of its electronic document processing program. Other major customers and end-users beginning to adopt our ePad solutions include major insurance companies, such as Prudential and State Farm, financial services companies, such as Charles Schwab and Ford Credit Corp., government entities, such as Veterans Administration hospitals, and the sales/service force automation groups at several leading companies, including Eastman Kodak, General Electric and Walgreens.

We plan to leverage our expertise in interactive input devices to address the growing need for input devices to control an increasingly complex array of home entertainment products. Our development efforts are focused on interface devices that will directly control high end audio visual products such as front end rear projectors, HDTV and plasma display televisions. For example, we have recently received contracts with Dell and Hewlett-Packard to supply a series of remote controls designed for high performance home viewing devices. We plan to continue to work closely with our customers in the business communications market and we expect an increasing number of our customers in this market to have significant offerings in the digital home entertainment market.

•	Maintaining our leadership position in the business communications market by offering effective presentation tools and technology solutions. We believe we are the dominant supplier of advanced wireless input devices for presentation projector systems. We plan to leverage our leadership position and strong reputation to capture market share as new applications develop. We believe that we are well positioned to address a variety of sensor and remote control needs in the business and consumer markets.

•	Aggressively pursuing opportunities in the consumer handheld device market. We continue to pursue new market opportunities that leverage our proprietary FSR technology. For example, we recently developed touch-based sensors that enable a broad range of inputs using very little space and consume very little power. Currently we offer these products on an OEM basis to manufacturers of various handheld products, including cellular phones and handheld audio players. We plan to continue to leverage our proprietary sensor technologies to deepen our penetration in the consumer handheld market.

•	Identifying fundamental changes in consumer or business practices resulting from technological change and developing technologies and products that facilitate this change. We remain alert to technological changes that alter the basic processes that businesses and consumers rely upon. For example, we developed our e-pad devices in anticipation of the needs of e-commerce for electronically-verifiable transaction documentation in a broad range of businesses. We are working aggressively to identify new applications as they develop and to apply our existing technologies to the design of solutions appropriate to these applications. We believe that by applying a disciplined approach to the identification and selection of our target markets and applications, we can achieve a leading position in those markets based on our strong intellectual property position and market relationships.

•	Maintaining and developing new strategic relationships with software developers and others addressing our target markets to deliver turnkey solutions. We work with software and hardware developers, integrators and others to provide turnkey solutions that address our customers’ evolving requirements. We believe that, by coupling our proprietary technologies with our partners’ expertise we can deliver solutions that uniquely address our customers’ requirements.

•	Leveraging and extending our strong intellectual property position. We have significant expertise in the design and manufacture of intuitive interface technologies and products. We intend to continue to broaden our intellectual property position through internal development to enhance the competitiveness and size of our current businesses and diversify into markets and technologies that complement our current product portfolio. We have numerous trade secrets and proprietary technologies and manufacturing processes that further strengthen our intellectual property position.

•	Opportunistically acquiring technologies and businesses that deepen our penetration into our target markets. We intend to evaluate acquisition opportunities that we believe will increase our market share in our target markets, improve our portfolio of intellectual property or strengthen our customer base. We intend to pursue strategic acquisitions and alliances with companies that have products or technologies that complement our current products, expand our global footprint, enhance our technical capabilities or expand our service offerings.

Products

Our products address customer needs in four principal areas: business communications, e-transactions, home entertainment and specialty components.

Business Communications.    Our remote interface presentation devices are used to control presentation systems such as projectors. Our presentation system interface devices incorporate a pointing button to control the cursor and one or more function selection buttons. Depending on the OEM customer’s requirements or the target retail market, our devices can offer full mouse functionality and incorporate other features, such as a laser pointer. We have recently introduced a product that combines a signal receiver with a flash memory chip, thus enabling a presenter to use locally available hardware while traveling with the presentation stored in the receiver. Our remote presentation devices range from a simple interface device with only a pointing device and a single click button to devices with 30 function keys.

Most of our remote presentation devices incorporate our patented ClickTrigger button, which allows the presenter to enter the most common commands (usually to advance to the next slide) with the index finger, leaving the thumb free for less commonly used functions. These devices are ergonomically designed to allow the device to fit into the hand so that all controls and functions are available without shifting the position of the device, making it easier to locate the appropriate button.

Typical remote input devices use infrared signals, which operate only on a “line of sight” basis and therefore require the device to be pointed at the signal receiver on or near the presentation projector. We have developed proprietary signal transmission technology that supports a non-directional signal, thus enabling the projector to be controlled without regard to the respective orientation of the transmitter and the receiver. We also support all of the common communications protocols such as radio frequency, Bluetooth, 802.11 and infrared.

Simple remote control devices for use with presentation projectors, televisions and other audiovisual products are widely manufactured using other technologies and are adequate for channel selection, volume control and the other basic functions for which they are used. Our remote control devices address more complex requirements such as remote control of business and other presentations where the control process must not distract the user’s audience, and the digital television market where the communication process involves high levels of complexity.

E-transactions.    We have developed electronic signature processes targeted at applications based on our proprietary FSR touchpad technology and application-specific software developed by us and others with whom we have entered into partnering arrangements.

Our ePad products incorporate an FSR touchpad mounted in a plastic case, combined with proprietary software and connected by a serial or U.S.B. cable to a computer. Like all of our touchpads, these products are actuated using a finger, electronic pen or any other device capable of exerting pressure at a given point on the sensor. In 2002, we introduced ePad-Ink, an LCD-based signature capture product. This product is compatible with existing signature verification software and permits signature capture and binding to a specific document in MS Word, Outlook, Excel, Adobe Acrobat, AutoDesk, AutoCad and a variety of Internet documents and proprietary electronic forms.

The signature imaging function can also be provided by a number of competitive point-of-sale signature devices but is, by itself, inadequate to meet the needs of our target markets. Because of the particular features of our FSR technology and proprietary software, the signature data recorded by our ePad products can include speed and pressure information that supports authentication of the signature, much as handwriting analysis supports authentication of a manual signature. We believe that the most important feature for our current customers is the binding process that our products and technology support. Our signature binding process electronically interweaves the signature data obtained from our touchpad into the document in such a manner that any subsequent change to the document or signature data destroys the signature, thus preventing the signature from being applied to a different or altered document.

We work with a broad range of industry partners to provide turnkey solutions to specific end-users. Our industry partners include key developers of signature capture, forms and imaging software, suppliers of related hardware to our targeted industries and system integrators. Working in close cooperation with the National Notary Association, we have developed an application specific version of our ePad product that addresses the particular authentication and recordkeeping requirements of notaries with respect to electronically executed documents.

Home Entertainment.    Our home entertainment devices address the growing need for both remote and direct input devices to control an increasingly complex array of home entertainment products, including high performance viewing devices and home theaters. We also sell sensors to manufacturers of remote controls for integration into their products.

Our home entertainment development efforts are focused on interface devices that will directly control high end audiovisual products such as front and rear projectors, HDTV and plasma display televisions. Several television manufacturers, including Dell, Hewlett-Packard, Sony, Mitsubishi and Sanyo have announced their intention to introduce advanced viewing devices into the home market. We are working both directly with the manufacturers of these products and, at the chip level, with innovators of new projection and television technologies in an effort to integrate our interactive input devices with their products and technologies. A number of the companies that we expect will have significant offerings in the digital home entertainment market are our customers in our business communications segment. We believe that our strong relationships with these customers afford us an opportunity to work with them as they expand into this new market. Sales of these products began in 2003 and are modest but growing.

To address the more complex communication requirements of the new home entertainment products, we have developed our RemoteLink technology which supports simultaneous two-way interaction between the remote device and the controlled device. This technology enables total control of the variety of home entertainment options available using a highly intuitive user interface.

We make a sensor array that is an important component of Microsoft’s Xbox game controller. In 2002 and 2003, most of our revenue from home entertainment came from sales of the Xbox component. However, we have recently entered into an agreement to supply remote input devices to a major OEM for control of advanced viewing devices. Under the agreement, we expect to provide remote controllers to the contract manufacturers of plasma displays for this OEM. We expect initial shipments to commence late in the third quarter or in the fourth quarter of 2004 and continue to build over subsequent quarters. Based on estimates of its requirements provided by the OEM and agreed price terms, our revenue from the sale of these remote controllers would exceed $10 million in the first eighteen months of shipments. However, as with many contracts of this nature, the OEM is not required to cause its plasma display suppliers to purchase any minimum number of remote controllers or to adhere to the schedule on which its estimates are based. There is, therefore, no assurance that the amount or timing of actual revenues will conform to these estimates.

Specialty Components.    Our specialty components business consists primarily of two product lines. We sell integrated cursor pointing technologies to manufacturers of notebook computers and industrial computers. We also sell a diverse assortment of custom-designed sensors for non-computer applications, such as for use in medical devices as safety switches. If the design process involves significant work, we may charge a product development fee. We continue to market these devices, both as stand-alone products and as components sold to OEMs for use in their products.

Mice and other cursor control devices are manufactured using a variety of sensor technologies. Our FSR based cursor control sensors are particularly well suited to applications that require full cursor control but that have limited space or available power, such as cell phones, PDAs and other handheld devices, or the need to operate in harsh environmental conditions, such as in industrial environments, or require a high level of reliability, such as medical applications.

The explosive growth in the use of handheld devices such as cellular telephones and PDAs and in the applications for which these devices are used, including games and Internet access, has created a need for miniaturized cursor control devices that have the full functionality of a mouse but can fit in the very limited geography of these very small products and can function in very limited power environments. We believe that our FSR sensors are ideally suited to this application and have developed our MicroNav sensor to provide full 360° cursor control and “press to select” functionality in a sensor that is less than 10 mm square and less than 1.5 mm in thickness. We have also developed related touch-activated sensors that enable a broad range of inputs using very little space and consuming very little power. We are offering these products on an OEM basis to manufacturers of various handheld products including cellular telephones and handheld audio players. The technology is currently under evaluation by several OEMs and we have received some initial orders.

The specialty components market has been in the past, and we expect it to continue to be, a testing ground for new technologies that may have application in our other existing or potential markets.

Customers

We sell advanced wireless input devices principally to OEMs and as branded products through a variety of distributors and value added resellers. Customers who buy our products through our OEM channel include many of the leading global electronics companies such as Dell, Hewlett-Packard, Hitachi, IBM, InFocus, Microsoft, Mitsubishi, NEC, Panasonic, Sanyo, Sharp, Sony and Toshiba.

Within the e-transactions market, we have served a diverse set of customers and end-users across several industries including Charles Schwab, Eastman Kodak, Ford Credit Corporation, General Electric, Prudential, State Farm, Veterans Administrations Hospital, Walgreens and Wells Fargo.

Selected specialty component customers include Kontron and Varian.

As a result of having served many of these clients over a number of years, we believe that we have established a reputation as a dependable producer of quality devices and components and as an innovator of solutions that support our clients.

Technologies

We have developed technologies in two principal areas: FSRs and wireless communications and remote control technologies.

Force Sensing Resistors.    Our products incorporate one or more FSRs. A basic FSR can detect and accurately measure a force applied to it, thereby enabling precise control of the process applying the force. A more complex sensor, known as a “four zone” sensor, has four sensors arranged in a two-by-two square with an actuator placed directly where the four sensors touch. By toggling the actuator in any direction, an operator can control the direction and speed of a cursor on a computer screen. An FSR sensor can also serve as a touchpad by incorporating a two-dimensional grid capable of measuring the location and intensity of pressure applied at any set of coordinates on the grid. In contrast to most standard touchpads, FSR touchpads can also measure the amount of pressure applied at any point on the grid, thereby creating a three-dimensional characterization of input along X, Y, and P (pressure) axes. This type of device can be used to support functions such as handwriting input, where not only the outline of the signature but the pressure applied in writing it can be measured, or computer cursor control, where variable cursor speed is desirable.

Our FSR sensors can be as thin as one-hundredth of an inch, making them particularly well suited for use where space is a critical issue, as in notebook and sub-notebook keyboards and handheld devices. In touchpad applications, they consume significantly less power than do capacitive touchpads, the principal competing technology. FSRs are therefore an appropriate choice for products that depend on battery power, and particularly for products with limited battery capacity. Also, unlike capacitive touchpads which react to the electrical capacitance in a human finger, FSRs react to pressure from any object and therefore support pen input. FSR sensors have no moving parts and can be packaged in a sealed environment. They are therefore highly reliable, retaining their performance through tens of millions of actuations, even in adverse environments involving heat, moisture, and chemical contamination.

Wireless Communications and Remote Controls.    We have expertise in and can support any of the popular wireless communication protocols and have developed our own proprietary communications technology. Our RemoteLink technology uses a proprietary optical carrier design to provide a relatively high speed, multi-channel, digital or analog, optical communications link that does not interfere with, or become contaminated by, signals from IR remote controls. RemoteLink can be configured to support multiple users and simultaneous channels operating over a number of carrier frequency spectrums, including the 1 to 6 megahertz range. RemoteLink’s bandwidth supports wireless data transmissions of up to 100 kilobits per second and a 6 kilohertz bandwidth analog transmission at distances of up to 10 meters. RemoteLink technology can simultaneously transmit data, voice and legacy IR codes. RemoteLink technology’s ability to transmit legacy IR codes makes it compatible with existing remote controls. We have also created a number of applications that allow our hardware technologies to support specific functions. These applications, for example, enable our touchpads to support our patented Pad-To-Screen (PTS) mapping and gesture control technologies. We expect to develop, or work with others to develop, new applications that will allow our intuitive interface devices to control an ever increasing number of interactive functions.

As of June 30, 2004, we employed 36 people in our product design, engineering support and advanced technology departments in the U.S., Japan and China. As appropriate, we engage outside software development firms to facilitate the integration of our products into our customers’ products.

Most of our current research and development efforts are focused on further development of our technologies surrounding pad-centric input devices and wireless communication protocols. Ongoing efforts are also directed at enhancing the ergonomics of our interface designs, such as touchpad input and our ClickTrigger control.

Intellectual Property

Our intellectual property portfolio consists of trade secrets, patents and proprietary software.

Trade Secrets.    FSR sensors are manufactured using screen printing techniques. All proprietary aspects of the manufacturing process are conducted in-house at Interlink to maintain quality and protect the force sensing technology. While screen printing is a common process in various industries, the quality and precision of printing, as well as the specific processes required to make high-quality FSR sensors require considerable expertise. We believe this expertise is difficult to replicate over the short term and, to our knowledge, no unrelated party has done so. In the course of developing our products, we have developed expertise in various aspects of wireless communication, signature verification protocols and other matters that we believe afford us a meaningful advantage in our target markets. We require our employees to sign nondisclosure agreements and seek to limit access to sensitive information to the greatest practical extent.

Patents.    We regularly file U.S. and foreign patent applications to cover new or improved technologies, manufacturing methods, and product designs. These filings protect methods of manufacturing FSR sensors and new innovations in types of FSR sensors, as well as inventions related to wireless communication and intuitive control.

The first of our patents for FSRs, which cover certain aspects of the use of an uneven surface to produce variable resistance, expired in 1999 and others expired between then and mid 2002. However, the FSR sensors that we make today are covered by a number of patents related to their function, formulation and manufacture. Our issued FSR-related patents expire between 2005 and 2020. Additional FSR-related patents are pending that, if issued, would expire between 2023 and 2025.

Patents covering wireless communications and intuitive control inventions relate to our high-speed infrared RemoteLink technology as well as various intuitive control and ergonomic features of our advanced pad-based home entertainment/personal computer remote controls. These technologies allow intuitive gestures on pad-based remote controls to control home entertainment systems, or to highlight parts of a slide during a presentation. They also include our ClickTrigger, input key.

Issued patents covering wireless communications and intuitive control inventions will expire between 2016 and 2023. Additional such patents are pending that, if issued, would expire between 2018 and 2024.

Software.    We have developed software that we use in our products and have acquired rights to software developed by others. Particularly in our e-transactions market, we have assembled a portfolio of application specific software technologies that address our target markets. We expect to aggressively develop or acquire additional application technologies supporting this and other markets.

While we believe our proprietary technology affords some competitive advantage, such protection is limited by the resources available to us to identify potential infringements and to defend our rights against infringement. The extent of the protection offered by any patent is subject to determinations as to its scope and validity that would be made only in litigation. We cannot be sure that our intellectual property will afford meaningful protection from competition.

Sales and Marketing

For sales of business communication and home entertainment products, as of June 30, 2004 we employed a direct sales team of four people in the U.S., five in Japan and two in Taiwan. Each sales team is supported by inside sales personnel, product managers and application engineers. For our branded products, we also use value-added resellers, system integrators and distributors throughout the U.S. and Europe.

For OEM sales, we use public relations activity, direct advertising and trade show participation to generate product awareness. Promising sales leads and known industry targets are followed up with sales visits. Depending on forecast volume and required lead times, we may sell component solutions, ready-to-integrate modules, complete solutions or totally custom products. As necessary, application engineers support and visit customers to promote ease of integration. A successful OEM sale will generally take from 6 to 18 months from the initial visit to the first shipment. However, once obtained, an OEM customer usually offers us a more predictable revenue stream.

For branded products, we use public relations, third-party product reviews, trade shows and direct advertising to generate customer awareness. Direct sales calls are made to potential distributors and specialty resellers. Once a customer relationship is established, we support these customers with co-op advertising, sales “spiffs” (sales incentives for customer telemarketing sales representatives), end-user rebates and other promotions.

Current distribution channels for our branded products consist of distributors such as Ingram Micro, catalogs and specialty resellers targeting corporate accounts. We market to these channels with direct sales through our employees. In Europe we use distributors and specialty resellers. We use these distribution channels not only to increase branded product sales but also to establish customer demand for new products that generate OEM sales.

We attempt to exploit to the greatest possible extent our relationships with our existing business communication OEM customers to facilitate the introduction of our products in the home entertainment market. We also benefit from sales by our industry partners or products that combine our respective components or technologies.

For e-transactions sales, we use public relations activity, direct advertising and trade show participation to generate product awareness. Promising sales leads and known industry targets are followed up with sales visits. To a lesser extent, we leverage the sales and marketing resources of our software partners. We are also teamed with the National Notary Association in connection with sales of ePad devices to notaries.

Our specialty components business is supported by internal design engineers who initially determine whether a sales opportunity should be pursued and work with new customers to design a product to meet the customer’s need.

Manufacturing

We seek to maximize protection of our proprietary technology by keeping the development and manufacturing of all FSR sensors at our facility in Camarillo, California. At the same time, we are expanding our product development and manufacturing capabilities relating to non-FSR components in Asia.

Prior to 2001, we contracted directly with offshore contract manufacturers for the manufacture of products other than the sensors themselves. In late 2001, we formed Interlink Electronics Asia Pacific Limited (IEAP), to coordinate our non-U.S. manufacturing activities. Based in Hong Kong, this wholly owned subsidiary purchases components, assembles them into kits and distributes the kits to one of several contract manufacturers for assembly. Depending on the situation, finished products are either shipped to the customer at the direction of IEAP or picked up by the customer at the contract manufacturer. IEAP maintains an active oversight and quality control program and regularly evaluates the capacity and performance of its contract manufacturers. IEAP also owns all production tools. We believe that there exists a wide range of choice of contract manufacturers and that manufacturing can be shifted to other manufacturers, if necessary, without significant interruption of business.

We acquire raw materials and components for our FSR sensors from a number of sources, mostly within the United States. We have worked closely with a small group of manufacturers to create new materials optimized for FSR usage; most of which are supplied to us on an exclusive basis. The raw materials are processed into their final form using proprietary material and methods.

Competition

In our business communications and home entertainment market, we face competition from manufacturers of less advanced remote devices, including Hoshiden Corporation, SMK Corporation and Koninklijke Philips Electronics N.V., as well as our OEM customers themselves who could choose to manufacture some or all of the products or components that they currently buy from us. At retail, we face competition from a number of aftermarket control device competitors, including Logitech. Our e-transactions market is emerging and competition in it has not been established. However, a wide variety of companies that currently supply products or services to our targeted customers can be expected to try to expand the range of products or services that they offer to include advanced signature input devices. Also, manufacturers of basic point-of-sale signature input devices may develop more advanced features that address our target markets. If the market for these products grows as we believe it will, it can be expected to attract additional competitors.

Our specialty components business faces competition from a variety of sources depending on the application.

Many of the companies with whom we currently compete or may compete in the future have long-standing customer relationships with key potential customers. These competitors may develop or acquire enhanced technologies sufficient to maintain or improve their market share. Moreover, competitive pricing pressures on our OEM customers’ products may force them to choose lower cost, less sophisticated solutions from our competitors. We expect that our success against our competition will depend on our ability use our technology, experience and industry relationships to offer timely and effective solutions to our customers.

Employees

We had 111 full-time employees in the United States as of June 30, 2004, 105 at our corporate offices and manufacturing facilities in California, and six at our regional sales offices in the U.S., one at our regional sales office in Canada, and four in our regional sales office in Taiwan. Our Japanese subsidiary had 35 employees and 18 employees were located at our Chinese subsidiary in Hong Kong on that date.

Properties

Our corporate offices and principal manufacturing facilities are located in a 41,197 square foot leased facility in Camarillo, California. The lease on the Camarillo premises runs until February 2009 (with one option to extend for an additional sixty month period) and provides for an average monthly rent payment of $27,190. However, until we take possession of a 5,864 square foot portion, the average monthly rent payment is $23,319. Our Japanese subsidiary, Interlink Electronics, K.K., leases office space in Tokyo, Japan. Our Hong Kong subsidiary, Interlink Electronics Asia Pacific Limited, leases office space in Hong Kong and warehouse space in Hong Kong and mainland China.

Legal Proceedings

We are not engaged in any litigation that we expect will have a material adverse effect on our business, financial condition or results of operations. From time to time, we are involved in various legal actions that arise in the ordinary course of business.

UNDERWRITING

On                     , 2004, we entered into an underwriting agreement with the underwriters named below on the terms described below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Needham & Company, Inc.
Wells Fargo Securities, LLC

Total	1,750,000

The underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus supplement. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $             per share. The underwriters may allow, and these dealers may re-allow, a concession to other securities dealers of up to $             per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to 262,500 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus supplement. This option is exercisable during the 30-day period after the date of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments, which are discussed below, made in connection with this offering. If this option is exercised, each of the underwriters will be obligated to purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total number of shares shown.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is             % of the public offering price. The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by Interlink Electronics, Inc.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described above, if any of these shares are purchased.

The underwriting agreement also provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters propose to offer the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Subject to certain limited exceptions with respect to option grants under existing employee stock option plans, we have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, Inc. This agreement does not apply to options outstanding under any existing employee benefit plans. Our directors and officers have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering by selling more shares than are set forth on the cover page of this prospectus supplement. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase under the over-allotment option. To close out a short position, the underwriters may bid for and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be entirely closed out by buying shares in the open market. A short position is more likely to be covered by open market purchases if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by person who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Any of these activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities or may prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transaction described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Stoel Rives LLP, Portland, Oregon, and for the underwriters by Morrison & Foerster LLP, San Diego, California.

PROSPECTUS

3,000,000 Shares

INTERLINK ELECTRONICS, INC.

Common Stock

We may sell from time to time up to 3,000,000 shares of our common stock in one or more transactions.

We will provide additional information about any such sales of our common stock in supplements to this prospectus. You should read this prospectus and all applicable supplements carefully before you invest.

Our common stock is traded on the NASDAQ National Market under the symbol “LINK.” On July 20, 2004, the closing price for our common stock on the NASDAQ National Market was $8.64 per share.

This prospectus may not be used to offer and sell securities unless accompanied by the applicable prospectus supplement(s).

An investment in our common stock involves a high degree of risk. You should carefully consider the “ Risk Factors” on page 2 for a discussion of risks related to an investment in our common stock and in any prospectus supplement and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf process, we may sell any or all of the shares of common stock described in this prospectus in one or more offerings up to a total of 3,000,000 shares. This prospectus contains a general description of our common stock. Each time that we sell common stock pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and all prospectus supplements together with additional information described under the heading “Where You Can Find More Information.” We may use this prospectus to sell securities only if it is accompanied by a prospectus supplement(s).

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Commission’s website, located at http://www.sec.gov, or at the Commission’s offices referenced under the heading “Where You Can Find More Information.”

OUR BUSINESS

We are engaged in the development of intuitive interface technologies and solutions for a variety of business and home applications. Our products include interactive remote input devices, pen input pads, and integrated cursor control devices. Our remote input devices enable a user to control and communicate with various products, such as computers, digital projection systems, digital televisions and other electronic products, by providing an intuitive device on which the user can remotely input a variety of commands. We also design and sell products that record and bind signatures to legal documents. Our products incorporate proprietary sensor and wireless communication technologies and ergonomic designs.

We currently focus on three principal markets that we refer to as our business communications, e-transactions and home entertainment markets. We serve a global customer base from our corporate headquarters in Camarillo, California, where we also manufacture all of our FSR resistors. We have sales offices in Tokyo and Taiwan, a production logistics center in Hong Kong and a product engineering center in China. Our corporate headquarters are located at 546 Flynn Rd., Camarillo, California 93012 and our telephone number is (805) 484-8855.

Our products benefit from a diverse technology portfolio based on trade secrets, patented inventions and proprietary software. These technologies include our FSR technology, various wireless communication technologies and product design features. Alone and in collaboration with our industry partners, we have developed numerous technologies that support various product applications.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus and in any prospectus supplement before investing in our common stock. The risks and uncertainties described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these risks occur, our business, financial condition and results of operations would likely suffer. If that happens, the trading price of our common stock could fall, and you may lose all or part of your investment in our common stock.

We are entering new markets and if we fail to accurately predict the growth of these new markets, we may suffer reduced earnings.

Our sales have been concentrated in our business communications and specialty components markets. However, we are devoting significant resources to the development of products and the support of marketing and sales efforts in new markets, such as our e-transactions market. We expect to continue to identify and develop products for new markets. These markets change rapidly and we cannot assure you that they will grow or that we will be able accurately to forecast market demand in time to respond appropriately. Our investment of resources in these markets may either be insufficient to meet actual demand or result in expenses that are excessive in light of actual sales volumes. Failure to predict growth and demand accurately in new markets, may cause us to suffer substantial losses or reduced earnings.

Failure to maintain, develop and expand our OEM relationships could cause demand for our products to decrease.

Sales to OEMs, constituted 63% of our total sales in 2003. If we fail to maintain, develop and expand our relationships with significant OEMs, or if those OEMs are not successful in their marketing and sales efforts, demand for our products may decrease. For example, our business communications products that are sold to OEMs consist primarily of remote devices that are packaged with presentation systems. If our OEM customers experience a significant reduction in demand for presentation systems it will significantly decrease demand for our remote devices.

Our ability to generate increased revenues also depends significantly on the extent to which our OEM customers develop, promote and sell products that incorporate our technology and products. If our OEM customers do not successfully develop and market products that incorporate our products, sales of our products to our OEM customers would be adversely affected. The extent to which our OEM customers develop, promote and sell our products is based on a number of factors that are largely beyond our ability to control.

The loss of any significant customer or any cancellation, reduction or delay of a large purchase by a significant customer could reduce our revenue and require us to write-down inventory.

In 2003, approximately 64% of our total sales were to our business communication customers and most of these sales were to OEM customers. The loss of any key OEM customers, or a significant reduction in sales to those customers, could significantly reduce our revenue below anticipated levels. Because our expense levels are based on our expectations as to future revenue and are, to a large extent, fixed in the short term, a substantial reduction or delay in sales of our products to an OEM customer, the loss of any significant OEM or other customer, or unexpected returns from customers, could harm our business. On two occasions, we have taken significant inventory write-downs that resulted from OEM customer orders falling short of our expectations.

Substantially all of our home entertainment sales have consisted of sales to Microsoft of components used in its “Xbox” product. The continuation of these sales depends absolutely on sales of the Xbox and Microsoft’s continuing decision to incorporate our components in it and in future generations of the Xbox product. We understand that Microsoft is designing a new generation of Xbox and we cannot assure you that our products will be incorporated in it.

Failure to increase market awareness and acceptance of e-transactions and our e-transaction products may cause our revenues in this market to fall short of our expectations.

The prospects for our e-transactions business depend in part on the acceptance by our target markets of electronic signatures as a replacement for traditional pen and ink signatures. The market for e-transactions is new and emerging and we cannot be certain that it will continue to develop or grow or that businesses will elect to adopt our products rather than continuing to rely on traditional pen and ink signatures. Businesses that have invested substantial resources in traditional infrastructures may be reluctant to adopt an electronic approach to replace their existing systems. Concerns about privacy and fraud, may cause businesses not to adopt e-transactions or our e-transaction products. We expect that we will need to continue to pursue intensive marketing and sales efforts to educate prospective customers about the benefits of e-transactions and our e-transaction products. If market awareness and acceptance of e-transactions does not occur, our revenues and profitability in this market will fall short of our expectations.

Business acquisitions or partnering arrangements may disrupt our business, dilute shareholder value and distract management’s attention.

As part of our business strategy, we plan to consider acquisitions of, or significant investments in, businesses with services, products or technologies that we believe could complement or expand our business. Such acquisitions or investments involve numerous risks, including:

•	unanticipated costs and liabilities;

•	difficulty of integrating the operations, products and personnel of the acquired business;

•	difficulties in managing the financial and strategic position of acquired or developed products and technologies;

•	difficulties in maintaining customer relationships;

•	diversion of management’s attention;

•	inability to maintain uniform standards, controls, policies and procedures;

•	impairment of relationships with acquired employees and customers occurring as a result of integration of the acquired business; and

•	accounting results that are unrelated to the performance of either business.

Acquisitions also frequently result in recording of goodwill and other intangible assets that are subject to potential impairments in the future. In addition, if we finance acquisitions by using convertible debt or stock, our existing stockholders may be diluted which could affect the market price of our stock. If we fail to properly evaluate and execute acquisitions or investments, we may not achieve the anticipated additional benefit to our business, and we may incur costs in excess of what we anticipate.

If we are unable to keep pace with rapid technological change and gain market acceptance of new products, we may not be able to compete effectively.

Technology, both in our markets and in our customers’ markets, is undergoing rapid change. In order to maintain our leadership position in our existing markets and to emerge as a leader in new markets, we will have to maintain a leadership position in the technologies supporting those markets. Doing so will require, among other things, the following:

•	we must accurately predict the evolving needs of our customers and develop, in a timely manner, the technology required to support those needs;

•	we must provide products that are not only technologically sophisticated but are also available at a price within market tolerances and competitive with comparable products;

•	we must establish and effectively defend our ownership of the intellectual property supporting our products; and

•	we must enter into relationships with other companies that have developed complementary technology on which our products also depend.

We cannot assure you that we will be able to achieve any of these objectives.

If we fail to manage our growth successfully, our operations could be adversely impacted and our growth could be impaired.

The ability to operate our business in rapidly evolving markets requires an effective planning and management process. We expect that growth in our business will place a significant strain on our personnel, management systems, infrastructure and other resources. Our ability to manage any potential future growth effectively will require us to attract, train, motivate and manage new employees, to integrate new employees into our overall operations and to continue to improve our operational, financial and management controls and procedures. If we are unable to implement adequate controls or integrate new employees into our business in an efficient and timely manner, our operations could be adversely affected and our growth could be impaired.

Most of our OEM and major retail customers order from us on a “just in time” basis, which requires us to estimate demand for particular products.

The agreements or understandings that we reach with most of our OEM customers specify various terms such as product design and price, but do not constitute firm purchase orders for a specific number of products or components. Our OEM and major retail customers typically place firm purchase orders on a “just in time” basis and expect products or components to be shipped to them as soon as they can be made. Accordingly, our backlog of firm orders is typically quite small in relation to the volume of our sales. In anticipation of customer demand, we are often required to purchase raw materials and components based on estimates of customer demand derived from non-binding information furnished by the customer. If customer purchase orders differ substantially from our estimates, we may accumulate excess inventory that has to be written off. If we underestimate demand, we may be unable to meet customer needs, which could harm our relationship with the customer.

We rely on third-parties for the materials that we use to manufacture our products and a shortage of supply could adversely affect our revenues, operating results and customer relationships.

We rely on third-party suppliers for the raw material components of our products. We cannot assure you that our suppliers will be able to maintain an adequate supply of these raw materials to enable us to fulfill all of our customers’ orders on a timely basis. A failure to obtain an adequate supply of the materials for our products could increase our costs of goods sold, cause us to fail to meet delivery commitments and cause our customers to purchase from our competitors, which could adversely affect our operating results and customer relationships.

Disruptions in our manufacturing facilities or arrangements could cause our revenues and operating results to decline.

We manufacture all of our FSR sensors at our Camarillo, California facility. This facility is vulnerable to damage from earthquakes, floods, fires, power loss and similar events. It could also be subject to break-ins, sabotage and intentional acts of vandalism. Our insurance may not cover such events and, if the event is covered, our insurance may not be sufficient to compensate us for any losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problem at our manufacturing facility could result in delayed shipment of products, missed delivery deadlines and harm to our reputation, which may cause our revenues and operating results to decline.

All of our non-FSR product manufacturing, is currently done by third-parties in China identified and managed through our Hong Kong subsidiary. We rely on our subsidiary to select and contract with contract manufacturers with suitable manufacturing facilities and appropriately trained employees. An interruption in our current manufacturing arrangements could adversely affect our revenues, operating results and customer relationships.

Performance, reliability or quality problems with our products may cause our customers to reduce or cancel orders which would harm our operating results.

We regularly introduce new products with new technologies or manufacturing processes. Our products have in the past contained, and may in the future contain, errors or defects that may be detected at any point in the life of the product. Detection of such errors could result in delays in shipping and sales during the period required to correct such errors. Defects may also result in product returns, loss of sales and cancelled orders, delays in market acceptance, injury to our reputation, injury to customer relationships and increased warranty costs, which could have an adverse effect on our business, operating results and financial condition.

International sales and manufacturing risks could adversely affect our operating results.

Our revenue from international sales accounted for approximately 64%, 59% and 51% of net sales for 2001, 2002 and 2003, respectively. We believe that international sales will represent a substantial portion of our sales for the foreseeable future. Our non-FSR manufacturing is currently performed by third-parties in China. Our international operations involve a number of risks, including:

•	import-export license requirements, tariffs, taxes and other trade barriers;

•	difficulty in staffing and managing foreign operations;

•	ability to secure credit and funding;

•	foreign collection problems;

•	reduced protection of intellectual property rights;

•	international unrest;

•	political and economic instability; and

•	transportation risks.

Any of the above factors could adversely affect our operating results.

Our operating results could be adversely affected by fluctuations in the value of foreign currencies.

International sales made through our Japanese subsidiary are generally denominated in yen. A weak yen would materially affect total revenue and could result in a decrease in dollar revenue even though sales remained constant or increased. We also contract for most of our large-volume, non-technical manufacturing in China. Although we contract in U.S. dollars, a weakening of the dollar could cause existing contracts to be uneconomic to the vendor and therefore require a renegotiation. Over the past two years, the valuations of many foreign currencies have fluctuated significantly relative to the U.S. dollar. The Japanese yen, in particular, has fluctuated in value due in part to the economic problems experienced by Asian countries and the recent devaluation of the U.S. dollar. Although we engage in currency hedging transactions in order to protect ourselves from risks of Japanese yen currency fluctuations, we cannot assure you that these activities will protect us from such risks.

Our markets are intensely competitive and many of our potential competitors have resources that we lack.

Our markets are competitive and we expect competition in our newer markets to increase. Our competitors include companies with similar products or technologies, companies that sell complementary products to our target markets and our OEM customers themselves, who could choose to manufacture products that they currently buy from us. Our competitors and potential competitors may have established business relationships that may afford them a competitive advantage or may create technologies that are superior to ours or that set a new industry standard that will define the successful product for that market. If any of our competitors establish a close working relationship with our customers, they may obtain advance knowledge of our customers’ technology choices or may be afforded an opportunity to work in partnership to develop compatible technologies and may therefore achieve a competitive advantage. We may be unable to compete successfully against our current and future competitors.

Our products are often customer-specific, and from time to time we may need to write off excess or obsolete inventory.

A substantial percentage of our intuitive interface devices and components are customer-specific and cannot be easily recycled for sale to other customers. However, we must have sufficient quantities of our products available to satisfy our customers’ demands. If a particular customer fails to order as expected or cancels or substantially delays an order, we may have excess inventory that we may be required to hold for long periods of time or that may eventually become obsolete. In these situations, we may be required to write off or write down inventory, which would have a material adverse effect on our results of operations.

Our ability to operate effectively could be impaired if we were to lose the services of key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success is substantially dependent on the continued availability of our key management and technical personnel. Several of our key management personnel have been with us throughout most of our history and have substantial experience with our business and technology. If one or more of our key management personnel leaves Interlink and we are unable to find a replacement with the combination of skills and attributes necessary to execute our business plan, it may have an adverse impact on our business. Our success will also depend, in part, on our ability to attract and retain additional qualified professional, technical, production, managerial and marketing personnel, both domestically and internationally.

If our products do not support evolving industry standards, they may not achieve or maintain market acceptance and our revenues may decline.

Our wireless communication products must communicate using whatever communication protocol is chosen by the customer. Supporting a particular communication protocol requires specific technical expertise and we expect that we will be required to establish and maintain such expertise with respect to each commonly used communication protocol. New communication protocols are constantly under development and we may fail to acquire the necessary experience to support a popular new protocol or to respond to changes in an existing protocol. In our e-transactions business, our customers will expect that our products will enable them to comply with applicable requirements relating to electronic signatures, such as the Electronic Signatures in Global Commerce Act and procedures adopted by the National Notary Association. If our products do not support these requirements, sales of our e-transactions products would be adversely affected.

If we are not able to protect our intellectual property or if we infringe on the intellectual property of others, our business and operating results could be adversely affected.

We consider our intellectual property to be a key element of our ability to compete in our chosen markets. We rely on a combination of patents, trade secrets and proprietary software to establish and protect our intellectual property rights. We cannot assure you that patents will be issued from any of our pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology. We also cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted will provide proprietary protection. Litigation may be necessary to enforce our patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, regardless of the final outcome of the litigation.

We are not currently engaged in any patent infringement suits but we have been threatened with one such suit in recent years. Despite our efforts to maintain and safeguard our proprietary rights, we cannot assure you that we will be successful in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. If any of the holders of these patents assert claims that we are infringing them, we could be forced to incur substantial litigation expenses or to pay substantial royalties. In addition, if we were found to infringe, we could be required to pay substantial damages, pay royalties in the future and/or be enjoined from infringing in the future.

We rely on others for aspects of our technology development.

Our in-house research and development expertise is focused on our sensor and communication technologies. We do not have broadly-based expertise in software development, chip design or other critical technological aspects of a complete product. We rely on other companies with whom we may contract or enter into joint development agreements to provide these aspects of our product technologies. We cannot assure you that we will be able to contract or otherwise arrange for these services in the future. We also cannot assure you that a developer with whom we contract for technology will not use or permit others to use similar technology in competition with us.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds from the sale of the common stock offered under this prospectus will be used for general corporate purposes, to repay long term debt and to support growth, which may include the acquisition and/or development of additional technologies, products or businesses. The prospectus supplement relating to specific sales of our common stock hereunder will set forth our intended use of any net proceeds we receive from such sales. Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing instruments or other securities.

PLAN OF DISTRIBUTION

General

We may sell the common stock that may be offered hereby directly to one or more purchasers, through agents on our behalf, or through underwriters or dealers designated by us from time to time. We may distribute the securities from time to time in one or more transactions at a fixed price (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. The applicable prospectus supplement will describe the terms of the offering, including:

•	the name or names of any underwriters, agents or financial advisors;

•	the purchase price of the common stock and the proceeds that we will receive from its sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	any discounts or concessions or other fees allowed or reallowed or paid to dealers or others to whom a fee is payable in connection with the transaction.

Only underwriters named in a prospectus supplement, if any, are underwriters of the common stock offered with that prospectus supplement.

Sales Directly to Purchasers

We may enter into agreements directly with one or more purchasers. Such agreements may provide for the sale of common stock at a fixed price, based on the market price of the common stock or otherwise. Alternatively, such agreements may provide for the sale of common stock over a period of time by means of draw downs at our election that the purchaser would be obligated to accept under specified conditions. Under this form of agreement, we may sell common stock at a price that is discounted from the market price. Such agreements also may provide for sales of common stock based on combinations of or variations from these methods.

Use of Underwriters and Agents

If underwriters are used in the sale of common stock, they will acquire the common stock for their own account and may resell the common stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the common stock offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment. We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

Underwriter Compensation and Potential Liability

In connection with the sale of the common stock offered with this prospectus, underwriters, dealers or agents may receive compensation from us or from purchasers of the common stock for whom they may act as agents, in the form of discounts, concessions or commissions. Such compensation may be in the form of cash or securities. The underwriters, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters under the Securities Act of 1933, as amended, which we refer to hereafter as the Securities Act, and any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Anyone deemed to be an underwriter under the Securities Act may be subject to statutory liabilities, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, which we refer to hereafter as the Exchange Act.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8.8% of the aggregate principal amount of the common stock being offered pursuant to this prospectus and any applicable prospectus supplement.

Indemnification and Other Relationships

We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

Listing of Common Stock

Our common stock is listed on the NASDAQ National Market and we expect that we would apply to list any additional shares of common stock that may be offered hereby. Any underwriters or dealers participating in an offering made hereunder will not be obligated to make a market in the common stock. We cannot predict the activity or liquidity of any trading in the common stock.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to our financial condition, results of operations, business, and prospects. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus.

The following, in addition to the risk factors described in this prospectus, in any prospectus supplement and in certain documents incorporated by reference herein, are among the factors that could cause actual results to differ materially from the forward-looking statements: an unexpected change in business conditions affecting us or our customers; a change in the prices that we can charge our customers or in our production costs; exchange rate fluctuations; political or economic instability, either globally or in the countries in which we have significant sales or operations; competitive factors, including technological innovations by our current or future competitors; future legislation or regulatory change affecting our products or markets; and limitations on the availability of capital at reasonable rates or at all. The forward-looking statements contained or incorporated in this prospectus regarding industry trends, revenue, costs and profit expectations, operating expense, cash flow and future business activities should be considered in light of these factors.

LEGAL MATTERS

Stoel Rives LLP, Portland, Oregon, has provided its preliminary opinion on the validity of the common stock that may be registered hereby, and will provide a final opinion in connection with any offers and sales of such securities. Such final opinion will be described in the applicable prospectus supplement. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements as of and for the year ended December 31, 2003, incorporated by reference in this Prospectus and in the Registration Statement, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Interlink Electronics, Inc. as of December 31, 2002 and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements for our fiscal year ended December 31, 2001 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. Our Board of Directors, with the approval of its Audit Committee, dismissed Arthur Andersen LLP as our independent public accountants on June 24, 2002 and then subsequently engaged the firm of KPMG LLP to be our independent public accountants on July 23, 2002.

Arthur Andersen LLP’s report on our financial statements for our fiscal year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2001 and through June 24, 2002, the date of dismissal, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, or any reportable events as defined under Item 304(a)(1)(v) of Regulation S-K promulgated by the Securities and Exchange Commission.

Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act. Because we have not been able to obtain Arthur Andersen LLP’s consent, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports and other information with the SEC. You may read and copy the registration statement that contains this prospectus and any other document that we file at the SEC’s public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to you free of charge at the SEC’s website at http://www.sec.gov and at our website at http://www.interlinkelectronics.com. Information contained on or reachable from our website is not a part of this prospectus.

The SEC allows us to “incorporate by reference” our publicly-filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the common stock offered pursuant to this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1. Our Annual Report on Form 10-K for the year ended December 31, 2003;

2. Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2003;

3. Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2003;

4. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

5. Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2004

6. Our Definitive Proxy Statement for the 2004 Annual Meeting of Stockholders, as filed with the SEC on April 29, 2004; and

7. The description of the common stock contained in our registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating the description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Investor Relations, Interlink Electronics, Inc., 546 Flynn Rd., Camarillo, California 93012; Telephone (805) 484-8855.

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For a more detailed evaluation, you should refer to the copy of the contract or other document filed as an exhibit to the registration statement or to the publicly-filed report incorporated by reference.

You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus.

We are not making an offer of these securities in any jurisdiction where the offering is not permitted.

You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other the date on the front of this prospectus or the dates of the incorporated documents.